UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)
Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. 3 )

Asia Green Agriculture Corporation
(Name of Issuer)

     Asia Green Food Enterprise Limited
AGF Industrial Limited
Mr. Youdai Zhan
CID Greater China Venture Capital Fund III, L.P.
     Mr. Cai Jianxuan
Ample Gold International Ltd.
     Mr. Li Hoi Yeung
Ms. Huang Shunmian
Mr. Wong Ka Wa
Jade Lane Group Limited
HFG Investments Ltd.
Value Partners Hedge Master Fund Limited
Halter Financial Investments, L.P.
Ms. Ying Wong
Mr. Xu Yihong
Ms. Heping Wang
Arthur Investments Advisory Co. Ltd.
Mr. Yuanjia Xu
Ms. Wensi Zhang
Mr. Daiwu Chen
Mr. Hui Deng
Mr. Hong Hu
Mr. Hong Zhang
Ms. Zhang Yizi
Mr. Xiang Zhou
Ms. Xi Liang
Mr. James H. Groh
Heritage Management Consultants

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

78457X101
(CUSIP Number of Class of Securities)

Youdai Zhan	Joseph Chan
Shuinan Industrial Area, Songxi County	Sidley Austin LLP
Fujian Province 353500, China	19th Floor
(86) 0599-233-5520 Phone	Shui On Plaza
333 Middle Huai Hai Road
Shanghai 200021, China
(86) 21- 2322-9322 Phone
James A. Mercer III	(86) 21-5306-8966 Fax
Sheppard, Mullin, Richter & Hampton LLP
Sheppard Mullin (UK) LLP	Don S. Williams
25 Southampton Buildings,	Sheppard, Mullin, Richter & Hampton LLP
London, WC2A 1AL, United Kingdom	26th Floor, Wheelock Square
858-720-7469	1717 Nanjing Road West,
858-523-6705	Shanghai 200040, China
(86) 21-2321-6018 Phone
(86) 21-2321-6001 Fax

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

[ ]	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ]	b. The filing of a registration statement under the Securities Act of 1933.
[ ]	c. A tender offer.
[X]	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,421,490.60	$183.09***

*

The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than the 34,454,475 shares of common stock already beneficially owned by the Filing Persons) at a purchase price of $0.60 in cash per share. There were 2,369,151 shares of Common Stock outstanding that were not beneficially owned by the Filing Persons as of May 13, 2014.

**

The amount of the filing fee is calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act and the Securities and Exchange Commission’s Fee Rate Advisory #1 for 2014. The fee is calculated by multiplying the transaction valuation by 0.00012880.

***	Previously paid.

[ ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

NEITHER THE U.S. SECURITIES EXCHANGE COMMISSION NOR ANY STATE OR OTHER SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SUMMARY TERM SHEET

This Summary Term Sheet summarizes the material information contained in the remainder of this Transaction Statement on Schedule 13E-3 regarding the proposed “going private” merger involving Asia Green Agriculture Corporation, referred to herein as “AGAC”, as a result of which the common stock of AGAC will cease to be quoted on the OTC Bulletin Board and the successor-in-interest to AGAC will no longer be required to file annual reports and other periodic reports with the U.S. Securities and Exchange Commission, or “SEC”. This summary does not contain all of the information that may be important to you. You should read this entire Schedule 13E-3 and the other documents to which this Schedule 13E-3 refers for a more complete understanding of the transactions being contemplated, how it affects you, what your rights are with respect to the merger as a stockholder of AGAC and the position of the “Filing Persons” (described below) on the fairness of the merger to you. The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, referred to herein as the “Securities Exchange Act”, and Rule 13e-3 thereunder. References to “Dollars” or “$” in this Schedule 13E-3 are to United States Dollars and references to “RMB” or “renminbi” are to Chinese Renminbi (RMB).

Introduction

This Schedule 13E-3 is being filed in connection with the proposed short-form merger between Asia Green Agriculture Corporation, or “AGAC”, and AGF Industrial Limited pursuant to Chapter 92A.180 of the Nevada Revised Statutes or “NRS”, as a result of which the common stock of AGAC will cease to be quoted on the OTC Bulletin Board and AGAC will no longer be required to file reports with the SEC. Under SEC rules, the Filing Persons are deemed to be engaged in a “going private” transaction and required to file this Schedule 13E-3 pursuant to Section 13(e) of the Securities Exchange Act, and Rule 13e-3 thereunder.

Purposes of the Merger (Page 7)

The purpose of the Merger is to effect a going private transaction with respect to AGAC.

Mr. Youdai Zhan and certain stockholders of AGAC plan to contribute their shares of AGAC into Asia Green Food Enterprise Limited, referred to herein as “Parent”, pursuant to the terms of the Contribution Agreement, dated June 19, 2014, filed as Exhibit 7.02, to a Schedule 13D, filed on June 25, 2014. On consummation of the transactions contemplated by the Contribution Agreement, Parent will become the direct holder of approximately 93.6% of the outstanding shares of common stock of AGAC.

Parent plans to contribute all of the shares of AGAC common stock that it will hold to AGF Industrial Limited, referred to herein as “New AGAC”, a newly formed wholly-owned subsidiary of Parent. Parent intends to cause New AGAC to merge with AGAC in a “short form” merger, with AGAC continuing as the surviving corporation. In connection with the merger, all stockholders other than Parent will receive cash for their shares. Following the merger, Parent will own 100% of the common stock of AGAC.

By completing the going private transaction the Filing Persons intend to:

  Increase the profitability of AGAC, by eliminating the operating burdens and expenses associated with public company status.
  Provide immediate liquidity to AGAC’s minority stockholders by paying a fair value for their Shares.

Principal Terms of the Merger (Page 35)

The Merger

New AGAC is a newly formed Nevada corporation created by Mr. Zhan for the purpose of causing a merger with AGAC. Upon the contribution by Parent of its shares of AGAC common stock to New AGAC, New AGAC will hold approximately 93.6% of the outstanding shares of AGAC. At any time beginning at least 20 days following the date of the mailing of this Schedule 13E-3, or such later time as may be required to comply with Rule 13e-3 under the Securities Exchange Act, and all other applicable laws, Mr. Zhan will cause New AGAC to merge with AGAC in a “short form” merger under Chapter 92A.180 of the Nevada Revised Statutes, referred to herein as the “NRS”. AGAC will be the surviving corporation in the merger.

No Vote Requirement

Under the NRS, no action is required by the board of directors of AGAC or the stockholders of AGAC (other than New AGAC) for the merger to become effective. Parent and New AGAC do not intend, nor are they required under the NRS, to enter into a merger agreement with AGAC or to seek the approval of the board of directors of AGAC for the merger. Holders of AGAC common stock will not be entitled to vote their shares of AGAC common stock with respect to the merger, but will be entitled to dissenter’s rights under and in accordance with NRS Chapter 92A (Section 300 through 500 inclusive) (the “Dissenters’ Rights Provisions”). Common stock of AGAC constitutes the only class of capital stock of AGAC that, in the absence of Chapter 92A.180 of the NRS, would be entitled to vote on the merger.

Merger Consideration

Upon the effective date of the merger, each share of AGAC common stock (other than shares held by New AGAC, shares held in treasury and shares with respect to which dissenter’s rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $0.60 in cash, without interest (the “Merger Price”).

AGAC Shares Outstanding; Ownership by the Filing Persons

AGAC has one class of equity outstanding which is its common stock, par value $0.001 per share (the “Shares”). As reported on AGAC’s Quarterly Report on Form 10-Q for the period ended March 31, 2014, as of May 13, 2014, a total of 36,823,626 Shares were outstanding. A stockholder register for AGAC indicated that as of June 18, 2014 there were 562 stockholders of record.

In addition to the outstanding common stock, as of March 31, 2014, AGAC had issued options to acquire 2,725,013 shares of common stock pursuant to its 2010 Equity Incentive Plan. The options are exercisable at a price of $4.00 per share and at March 31, 2014 had a remaining term of 6.9 years. The options will be cancelled immediately prior to the merger if not exercised prior to that time. In addition, AGAC has outstanding warrants to acquire 50,000 shares of common stock of AGAC at an exercise price of $4.00 per share. The warrants are exercisable at a price of $4.00 per share and expire on February 10, 2016. The warrants will be assumed by AGAC as the surviving corporation pursuant to the merger.

As of June 19, 2014, the Filing Persons were, in the aggregate, the beneficial owners of 34,454,475 shares of AGAC common stock or approximately 93.6% of the outstanding Shares.

Payment for Shares

AGAC will pay the Merger Price for your shares of AGAC common stock as soon as practicable following the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Dissenter’s Rights and a Letter of Transmittal that will be mailed to stockholders of record of AGAC as of the effective date of the merger within 10 calendar days of the effectiveness of the merger. Those documents should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending the “Paying Agent” identified in the Notice of Merger and Dissenter’s Rights and a Letter of Transmittal your stock certificates with a properly signed Letter of Transmittal will waive your dissenter’s rights described below. See Item 4 “Terms of the Transaction” beginning on page 35 of this Schedule 13E-3.

Source and Amount of Funds

The total amount of funds expected to be required by New AGAC to pay the aggregate merger consideration for the outstanding shares of AGAC common stock (other than shares held by New AGAC, shares held in treasury and shares with respect to which dissenter’s rights have been properly exercised and not withdrawn or lost), and to pay related fees and expenses, is estimated to be approximately $2.52 million (approximately $1.42 million to acquire 2,369,151 shares of Common Stock not owned by the Filing Persons at the $0.60 merger consideration and approximately $1.10 million for related fees and expenses). New AGAC will obtain the necessary funds from Mr. Zhan. Because Mr. Zhan intends to provide the necessary funding for the merger, New AGAC has not arranged for any alternative financing arrangements. The merger will not be subject to any financing conditions.

Parties to the Merger (Page 31)

“Filing Persons” refers to the following entities and individuals, each of whom is described in more detail in Item 3 “Identity and Background of Filing Persons” beginning on page 31 of this Schedule 13E-3:

· New AGAC;
· Parent;
· Mr. Youdai Zhan;
· CID Greater China Venture Capital Fund III, L.P.;
· Mr. Cai Jianxuan;
· Ample Gold International Ltd.;
· Mr. Li Hoi Yeung;
· Ms. Huang Shunmian;
· Mr. Wong Ka Wa;
· Jade Lane Group Limited;
· HFG Investments Ltd.;
· Value Partners Hedge Master Fund Limited;
· Halter Financial Investments, L.P.;
· Ms. Ying Wong;
· Mr. Xu Yihong;
· Ms. Heping Wang;
· Arthur Investments Advisory Co. Ltd.;
· Mr. Yuanjia Xu;
· Ms. Wensi Zhang;

· Mr. Daiwu Chen;
· Mr. Hui Deng;
· Mr. Hong Hu;
· Mr. Hong Zhang;
· Ms. Zhang Yizi;
· Mr. Xiang Zhou;
· Ms. Xi Liang;
· Mr. James H. Groh;
· Heritage Management Consultants.

New AGAC is a Nevada corporation newly formed by Parent solely for the purpose of effecting the merger. Mr. Youdai Zhan is the sole director of New AGAC. Upon contribution of the shares of AGAC common stock by Parent, (i) Parent will remain the sole stockholder of New AGAC, and (ii) New AGAC will directly hold 34,454,475 shares of AGAC’s common stock, or approximately 93.6% of the outstanding shares of AGAC common stock. Following the merger, Parent will own 100% of the common stock of AGAC as the surviving entity of the merger.

Parent is a British Virgin Islands company. Parent currently owns 34,454,475 shares, or approximately 93.6% of the outstanding shares of AGAC common stock as of June 19, 2014. Mr. Youdai Zhan is the sole director of Parent.

Mr. Youdai Zhan may be deemed to be the beneficial owner of 34,454,475 shares of AGAC’s common stock, or approximately 93.6% of the outstanding shares of AGAC common stock as of June 19, 2014. Mr. Youdai Zhan’s principal occupation is Chief Executive Officer, Chairman of the Board and President of AGAC.

The Filing Persons’ Position on the Fairness of the Merger (Page 17)

Rule 13e-3 under the Securities Exchange Act requires each of the Filing Persons to make certain statements regarding, among other things, their belief as to the fairness of the merger to the unaffiliated stockholders of AGAC (that is, any AGAC stockholder other than the Filing Persons or any director or executive officer of AGAC). The Filing Persons are making these statements solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act.

As described more fully below, each Filing Person believes that the proposed merger is both substantively and procedurally fair to the unaffiliated stockholders of AGAC, based on the following factors:

The Merger Price, at $0.60 per share, represents an approximate 30.4% premium to the last sale price of AGAC common stock on June 17, 2014, the last date on which AGAC common stock traded prior to the filing of this Schedule 13E-3. In addition, the merger consideration represents an approximate 31.0% premium to the 30- trading-day volume weighted average trading price as of the last date on which AGAC common stock traded prior to the filing date of this Schedule 13E-3, and a premium to the any trading price for AGAC common stock during the prior year.

Parent retained Duff & Phelps, LLC, with its affiliates collectively referred to herein as “Duff & Phelps”, to deliver a financial analysis of AGAC to the board of directors of Parent. Duff & Phelps provided that analysis, dated May 19, 2014, which indicated, as of the date of such financial analysis and subject to the qualifications, limitations and assumptions set forth therein, illustrative implied values per share of AGAC common stock ranging from approximately $0.56 to $0.63. Notwithstanding that the financial analysis was delivered only to Parent, Mr. Zhan and the Filing Persons relied on the factors, analyses, determinations and conclusions of Duff & Phelps as described in “Special Factors - Reports, Opinions, Appraisals and Negotiations” in this Schedule 13E-3 beginning on page 21 and adopted such factors, analyses, determinations and conclusions as their own. The Merger Price at $0.60 per share represents the mid-point of the range of implied values per share of AGAC common stock as indicated in Duff & Phelps’s financial analysis.

•	None of the Filing Persons has received a firm offer for their equity interests in AGAC from a third party within the past two years.

•

When Mr. Youdai Zhan initially proposed a going private transaction, the board of directors of AGAC formed a Special Committee to evaluate and negotiate the terms of any such transaction. The Special Committee evaluated alternative transactions for the benefit of all of AGAC’s stockholders. The Special Committee retained Duff & Phelps to conduct a “market check” to identify possible alternative transactions. At the Special Committee’s direction, Duff & Phelps contacted 22 potential buyers, including 7 strategic buyers and 15 financial sponsors, to explore their potential interest in evaluating a transaction with AGAC. None of the contacted parties was interested in evaluating a possible transaction.

•

Most of AGAC’s minority stockholders have relatively small holdings. The merger will allow AGAC stockholders to liquidate their positions immediately for cash without having to pay brokerage fees or commissions.

•

The unaffiliated stockholders of AGAC are entitled to exercise dissenter’s rights and demand fair value for their shares of AGAC common stock as determined by a Nevada state district court, which may be determined to be more or less than the cash amount offered in the merger.

See “Special Factors - Fairness of the Merger - Position of the Filing Persons as to the Fairness of the Merger,” beginning on page 17 of this Schedule 13E-3.

Effect of the Merger (Page 14)

Completion of the merger will have the following effects:

•	New AGAC will be merged into AGAC with AGAC being the surviving entity of the merger and wholly-owned by Parent.

•	Subject to the exercise of statutory dissenter’s rights, each of your shares of AGAC common stock will be converted into the right to receive $0.60 per share in cash, without interest.

•

Only Parent will have the opportunity to participate in the future earnings and growth, if any, of AGAC (as the surviving entity in the merger). Similarly, only Parent will face the risk of losses generated by AGAC’s operations or the decline in value of AGAC after the merger.

•

The shares of the common stock of AGAC will no longer be quoted on the OTC Bulletin Board. AGAC will no longer be subject to the burden and expense of reporting and other disclosure requirements of the Securities Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Schedule 13E-3.

Dissenter’s Rights (Page 36)

You have a statutory right to dissent from the merger and demand payment of the fair value of your shares of AGAC common stock as determined in a judicial appraisal proceeding in accordance with Chapter 92A (Section 300 through 500 inclusive) of the NRS. This appraised value may be more or less than the $0.60 per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 30 days after the date of mailing of the Notice of Merger and Dissenter’s Rights and a Letter of Transmittal and otherwise comply with the procedures for exercising appraisal rights in the NRS. The statutory right of dissent is set out in Chapter 92A (Section 300 through 500 inclusive) of the NRS. A copy of Dissenter’s Rights Provisions is attached as Exhibit (f) hereto. Any failure to comply with the Dissenter’s Rights Provisions will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4 “Terms of the Transaction-Dissenter’s Rights” beginning on page 36 of this Schedule 13E-3.

Where You Can Find More Information (Pages 30 and 31)

Additional information regarding AGAC is available from its public filings with the Securities and Exchange Commission. See also Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on pages 30 and 31, respectively, of this Schedule 13E-3.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS OF THE MERGER

Background of the Transaction

AGAC went public through a reverse merger transaction that closed on August 20, 2010. Concurrently with the reverse merger transaction, AGAC closed a $15.3 million private placement financing transaction with a limited number of institutional investors in China and the United States. AGAC initially planned to seek approval for uplisting to the Nasdaq Capital Market and to conduct a secondary public offering of its common stock in order to develop a more active and liquid trading market.

In 2011, the uplisting process became significantly more challenging for companies that had gone public in a reverse merger process. In June 2011, the Nasdaq market announced a proposed rule that toughened the listing standards for reverse merger companies. Those rules were adopted in November 2011. In addition, United States investor interest in Chinese companies declined significantly during this period.

Despite improving operating results, AGAC never developed an active trading market for its common stock, and investor interest waned in 2011. AGAC found that it did not meet the listing standards for the Nasdaq Capital Market and was unable to generate significant interest from investors or prospective underwriters or placement agents for a financing that would support the uplisting of the Company’s common stock to the Nasdaq Capital Market.

Since that time, Mr. Youdai Zhan, the Chief Executive Officer, Director and President of AGAC and the majority stockholder, has considered his investments in AGAC as well as its status as a public company, including the possibility of taking AGAC private. Mr. Zhan considered that (i) AGAC has incurred significant costs but has derived only minimal benefits from being a public company, (ii) the lack of a trading market with any significant trading volume for the Shares and the low market capitalization of AGAC have deprived him and other AGAC stockholders of the traditional liquidity benefits of being a stockholder of a public reporting company, and (iii) the Shares have failed to attract interest from retail investors, institutional investors or market analysts and as a result an active and liquid market for the Shares has not developed. Additionally, Mr. Zhan also considered the significant difficulty that AGAC would have in raising capital in the market, for working capital needs, given the lack of liquidity of its Shares and continuing negative market outlook on Chinese companies that have gone public in the United States through the “reverse merger” process.

In the fall of 2013, Mr. Zhan concluded that the costs of keeping AGAC a reporting company exceeded the benefits and therefore decided to pursue the possibility of a going-private transaction in order to realize the cost savings and efficiencies of being a private company.

On November 18, 2013, Mr. Zhan submitted a preliminary, non-binding letter, dated November 15, 2013, or the “Letter”, to AGAC’s board of directors. As of the date of the Letter, Mr. Zhan had beneficial ownership of 22,467,568 shares of the outstanding common stock of AGAC, representing 61.01% equity interests in AGAC. In the Letter, Mr. Zhan, among other things, outlined his intent to proceed immediately to consider the feasibility of making a proposal to acquire the stock of AGAC that he did not already own through a going-private transaction at a proposed price of $0.55 per share through an acquisition vehicle to be formed by Mr. Zhan for such purpose.

According to the Letter, Mr. Zhan was expected to form a transaction vehicle for the purpose of pursuing the proposed transaction and expected to finance the proposed transaction with equity funding and/or debt financing, possibly supplemented by Mr. Zhan’s own funds. There were no commitments or arrangements in place for such equity or debt financing at the time of the Letter. The Letter also stated that Sidley Austin LLP, or “Sidley”, had been engaged by Mr. Zhan as legal counsel in connection with the proposed transaction. A copy of the Letter is filed as Exhibit 99.1 to AGAC’s Current Report on Form 8-K, filed with the SEC on November 21, 2013.

On November 20, 2013, the board of directors of AGAC held a meeting to consider its fiduciary duties in light of Mr. Zhan’s proposal, and resolved to form a special committee of non-management, independent directors, or the “Special Committee”, consisting of Messrs. Cheng Sing Wai, Lum Pak Sum and Mak Ka Wing Patrick. The Special Committee was delegated the authority to evaluate and negotiate the terms of the proposed transaction with Mr. Zhan. The announcement of the establishment of the Special Committee was made in AGAC’s Current Report on Form 8-K, filed with the SEC on November 21, 2013.

On November 26, 2013, the Special Committee interviewed candidates to serve as its financial advisor, and retained Sheppard, Mullin, Richter & Hampton LLP, or “Sheppard”, to serve as its legal counsel. After a full discussion, the Special Committee resolved to further consider its options at a future meeting.

On December 4, 2013, members of the Special Committee met further to consider the selection of a financial advisor. Representatives of Sheppard advised the Special Committee of its fiduciary duties. The Special Committee considered several possible candidates to serve as its financial advisor, evaluating the experience of each potential financial advisor in the context of the transaction being considered, their relevant qualifications and track record and institutional reputation. Following a thorough discussion, the Special Committee determined to retain Duff & Phelps Securities LLC and Duff & Phelps, LLC, together, “Duff & Phelps”, as its independent financial advisor, subject to execution of a mutually acceptable engagement letter.

On January 2, 2014, the Special Committee entered into the engagement letter with Duff & Phelps. AGAC announced its engagement of Duff & Phelps as its independent financial advisor and Sheppard as its legal counsel on its Current Report on Form 8-K, filed with the SEC on January 13, 2014. At such time, no decisions had been made by the Special Committee with respect to AGAC’s response to the proposed transaction.

On January 24, 2014, members of the Special Committee met to discuss the proposed transaction with Mr. Zhan. Representatives of Sheppard and Duff & Phelps and its counsel also attended the meeting. Representatives of Sheppard led a discussion with the Special Committee regarding its fiduciary duties in connection with a going private transaction. The Special Committee reviewed possible transaction structures, including long-form merger, involving a front-end tender offer and a top-up option, and analyzed key deal terms and provisions to protect the minority stockholders and assure fairness in the transaction, and discussed alternatives for assessing the fairness of the offered price, including a “market check” or a “go shop” provision. Following a thorough discussion, the Special Committee requested Duff & Phelps to perform a market check and conduct financial analysis on AGAC.

On January 29, 2014, Sidley provided Sheppard and the members of the Special Committee with a draft agreement and plan of merger, or “draft merger agreement”. In the draft merger agreement, Mr. Zhan, after consulting with his legal advisors, proposed a two-step merger structure, with a front-end tender offer and a top-up option. The structure was intended to maximize the prospect of a short-form merger, and therefore offer the distinct advantage of saving time and costs associated with a proxy solicitation.

From February 12 to 26, 2014, at the request of the Special Committee, Duff & Phelps contacted 22 potential buyers, including 7 strategic buyers and 15 financial sponsors, in a market check process to explore their interest in effecting a potential strategic transaction with AGAC. No bona fide third party interest was generated as a result of this process.

On March 3, 2014, Sheppard circulated to Mr. Zhan and Sidley the Special Committee’s comments on the draft merger agreement.

On March 12, 2014, the representatives from Sidley, Sheppard and Duff & Phelps held a telephonic meeting to discuss the Special Committee’s comments on the draft merger agreement. At the meeting the attendees discussed the key comments raised by the Special Committee, including (a) the desirability of including a “majority of the minority” condition to the long-form merger transaction to protect the minority stockholders and assure fairness in the transaction and (b) the potential challenges to securing approval based on the small number of minority shares and the distribution of minority stockholders.

During the first three months of 2014, Mr. Zhan received a number of unsolicited inquiries from certain unaffiliated stockholders of the Company who indicated an interest in potentially rolling over their shares into Parent and continue their investment in the Company. These unaffiliated stockholders were comprised of (i) certain stockholders that participated in the private placement of $15.3 million of common stock and warrants that took place on August 20, 2010, and (ii) certain stockholders affiliated with the Company’s major stockholder when the Company operated under its former name SMSA Palestine Acquisition Corp.. Mr. Zhan consulted with the representatives of Sidley regarding such unsolicited inquiries.

On April 4, 2014, Mr. Zhan determined that the costs of keeping AGAC a public company (as discussed in “Reasons” below) exceeded the benefits and therefore decided to effectuate the short-form merger at this time so as to immediately realize the benefit of taking AGAC private.

On May 19, 2014, the representatives of the Special Committee, Mr. Zhan, Sidley, Sheppard and Duff & Phelps held a telephonic meeting, at which meeting the representatives of Sidley informed the parties that a short-form merger has become feasible because, upon a rollover, the aggregate shareholding of Mr. Zhan together with certain unsolicited unaffiliated stockholders would reach more than 90% of the total issued and outstanding shares of the Company. The representatives of Mr. Zhan and the Special Committee agreed to immediately terminate negotiation of the draft merger agreement as a merger agreement would not be required in a short-form merger.

On June 19, 2014, Parent and certain stockholders of AGAC including Mr. Zhan entered into a contribution agreement pursuant to which Mr. Zhan and such stockholders would contribute to Parent an aggregate of 34,454,475 shares of common stock held by them, representing approximately 93.6% of the total issued and outstanding shares of AGAC (the “Contribution Agreement”). The Contribution Agreement is herein incorporated by reference. A copy of the Contribution Agreement is filed as Exhibit 7.02 to Schedule 13D as filed with the SEC on June 25, 2014.

Due to the fact that Parent would beneficially own over 90% of the total outstanding shares of AGAC common stock and would be able to acquire AGAC in a short-form merger under Chapter 92A.180 of the NRS, the Special Committee determined that it was no longer necessary for it to evaluate the transaction and accordingly determined to dissolve. In addition, given Duff & Phelps’ familiarity with AGAC and the substantial completion of its financial analysis for the Special Committee at the time, both Parent and AGAC agreed to permit Duff & Phelps to be engaged to provide a financial analysis to Parent with respect to the consideration to be paid to the unaffiliated stockholders in the short-form merger.

The board of directors of Parent received a financial analysis from Duff & Phelps, dated May 19, 2014, which indicated, as of the date of such financial analysis and subject to the qualifications, limitations and assumptions set forth therein, illustrative implied values per share of AGAC common stock ranging from approximately $0.56 to $0.63. A copy of Duff & Phelps’s financial analysis is attached hereto as Exhibit (c)(1). Based on the results of the financial analysis and with respect to the consideration to be paid to the unaffiliated stockholders in the short-form merger, Mr. Zhan notified Sheppard that he has decided to increase his offer of $0.55 per share to $0.60 per share.

On June 25, 2014, the board of directors of AGAC ratified the Special Committee’s dissolution in light of the proposed short-form merger under Chapter 92A.180 of the NRS.

Mr. Zhan believes that effecting the transaction by way of a short-form merger is the quickest and most cost-effective way to acquire the outstanding minority equity interest in AGAC, as well as an equitable and fair way to provide liquidity, in the form of cash merger consideration, to the unaffiliated stockholders of AGAC for their shares of AGAC common stock. As a consequence, he decided to no longer pursue other transactions such as a long-form merger, tender offer or reverse stock split because doing so would cause additional costs and delay. The short-form merger allows the unaffiliated stockholders of AGAC to receive cash for their shares of AGAC common stock quickly.

Purposes

The purpose of the merger is to effect a “going private” transaction for AGAC. Mr. Youdai Zhan and certain stockholders of AGAC plan to contribute their shares of AGAC into Parent, pursuant to the terms of the Contribution Agreement. On consummation of the transactions contemplated by the Contribution Agreement, Parent will become the direct holder of approximately 93.6% of the outstanding shares of common stock of AGAC.

Parent plans to contribute all of the shares of AGAC common stock that it will hold to New AGAC, a newly formed wholly-owned subsidiary of Parent. Parent intends to cause New AGAC to merge with AGAC, with AGAC continuing as the surviving corporation, as a means of acquiring all of the other shares of AGAC common stock not owned directly or indirectly by Parent and providing a source of immediate liquidity to the holders of such shares of AGAC common stock. Following the merger, Parent will own 100% of the common stock of AGAC.

Upon completion of the merger, Mr. Zhan will cause AGAC to file a Form 15 with the SEC requesting the termination of AGAC’s reporting obligations under the Securities Exchange Act. Upon the effectiveness of that termination, AGAC will no longer be required to file periodic reports with the SEC. In contemplating the going private transaction, Mr. Zhan and his affiliates believe that AGAC is burdened by certain aspects of public company status, but because an active trading market has never developed for AGAC common stock, neither AGAC nor its stockholders have received significant benefits from its public company status. Specifically, as a public reporting company AGAC is required to comply with periodic reporting, internal control evaluation, audit and other requirements. AGAC is also required to publish business and financial results which are visible not only to its investors, but also to prospective customers and competitors. At the same time, AGAC has not enjoyed the benefits it anticipated from its public company status. Because of the inability to generate significant investor interest, AGAC has not been able to secure access to additional capital.

In addition, because of the extremely limited trading volume and the small public float, the stockholders of AGAC have not been able to secure the liquidity they anticipated in connection with ownership of a publicly traded company. There is no substantial trading market for AGAC common stock, which trades sporadically on the OTC Bulletin Board. AGAC shares have traded on only thirteen trading days in 2014 through the date of this filing. Because the Filing Persons beneficially own 93.6% of AGAC outstanding common stock, there is a very limited public float and it is unlikely that substantial trading or liquidity will develop. Consequently, AGAC stockholders who want to sell their shares on the open market face uncertain demand, and the possibility that they cannot sell a substantial number of shares, or cannot sell them without adversely impacting the market price. The merger provides minority stockholders liquidity for their full holdings at a guaranteed price.

By completing the going private transaction the Filing Persons intend to:

•	Increase the profitability of AGAC by eliminating the operating burdens and expenses associated with public company status.

•	Provide liquidity to AGAC’s stockholders by paying a fair value for their Shares.

Alternatives

Mr. Zhan considered the advantages and disadvantages of certain alternatives to acquiring the minority interests of the unaffiliated stockholders of AGAC.

Mr. Zhan considered leaving AGAC as a majority-owned, OTC Bulletin Board quoted company. In the view of Mr. Zhan, the principal advantage of leaving AGAC as a majority-owned, OTC Bulletin Board quoted company would be for the potential investment liquidity of owning securities of a public company and for the possibility of using AGAC’s securities to raise capital or make acquisitions. However, Mr. Zhan does not expect AGAC’s stockholder liquidity or access to capital to change significantly in the foreseeable future. Mr. Zhan also noted that companies of similar size and public float to AGAC do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity. Therefore, Mr. Zhan concluded that the advantages of leaving AGAC as a majority owned, public subsidiary were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

Mr. Zhan also considered conducting a secondary public offering to increase the number of Shares in the public float and attempt to raise the level of liquidity in the Shares. However, since 2011 it has become increasingly difficult for Chinese companies that have gone public in the United States through a “reverse takeover” process to raise additional capital. A number of the financial institutions that were actively involved in financing Chinese companies on United States exchanges have withdrawn from the market, and overall investor interest has declined. Consequently it is not certain that AGAC could successfully complete a secondary public offering at a price AGAC would consider, or at any price at all. In addition, even if AGAC were able to secure an underwriter and successfully complete a secondary public offering, there is no assurance of the price at which the Shares would trade, or that an active trading market would develop. Accordingly, Mr. Zhan determined that this option involved significant costs and risks that it would not be successful or would result in significant dilution to existing AGAC stockholders.

Finally, Mr. Zhan considered the option of entering into a strategic transaction or financing transaction which could either provide liquidity for AGAC’s stockholders or significantly change the operating or financial profile for AGAC. However, Mr. Zhan noted that there has not been any overture by third parties to acquire any significant interest in AGAC over the past two years. In addition, Mr. Zhan noted that an independent Special Committee of the board of directors of AGAC retained Duff & Phelps to conduct a market check in February 2014 to seek possible alternative transactions. Contacts with seven strategic competitors and fifteen financial investors failed to generate any interest in evaluating a possible strategic transaction.

Reasons

In determining whether to acquire the outstanding public minority equity interest in AGAC and to effect the merger, Mr. Zhan considered the following factors to be the principal benefits of taking AGAC private:

•

To decrease costs associated with being a public company. For example, as a privately-held company, AGAC (as the surviving entity in the merger) would not be required to file quarterly, annual, or other periodic reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the Sarbanes-Oxley Act of 2002, or SOX. Estimated cost savings include approximately $337,000 for expenses associated with audit and SOX compliance, $730,000 for expenses associated with personnel and public company management, $150,000 for expenses associated with public company legal representation, and $20,000 for general public company compliance expenses (such as stock transfer agent services, and printing, mailing and preparation of proxy statements, annual reports and other SEC reports). Certain individuals of AGAC’s management spend more than half of their time involved with activities related to active public company management. Mr. Zhan therefore anticipate that going private would result in cost savings of approximately $1,237,000 per year.

•

To eliminate additional burdens on management associated with public reporting and other tasks resulting from AGAC’s public company status, including, for example, the dedication of time and resources to stockholder inquiries and investor and public relations.

•

To provide greater flexibility for AGAC’s management to focus on the business and the long-term business goals of AGAC (as opposed to quarterly earnings), without the diversion of the significant time required to comply with the reporting obligations of a public company.

•

To reduce the amount of public information available to competitors about AGAC’s businesses that would result from the termination of AGAC’s obligations under the reporting requirements of the Securities Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the SEC.

•

To provide increased and immediate liquidity for investors. Average daily trading volume of AGAC’s shares during the three-month period ended June 17, 2014, the last date on which AGAC common stock traded prior to the filing date of the initial Schedule 13E-3, was only approximately 6,688 Shares, representing approximately 0.1% of the public float; and the volume of trades was zero Shares on approximately 89.2% of trading days in 2014 through June 24, 2014. Mr. Zhan also considered the overall flat and low trading volume of the Shares since 2014. Investors essentially have no public market in which to efficiently sell their Shares. The merger would result in immediate, enhanced liquidity for the unaffiliated stockholders of AGAC. Mr. Zhan believed that the market for the Shares is so illiquid that all of unaffiliated stockholders of AGAC would not be able to sell their Shares within a short period of time at or above the Merger Price. In addition, the Merger Price represents an approximate 31.0% premium to the 30-trading-day volume weighted average trading price as of the last date on which AGAC common stock traded prior to the filing date of the initial Schedule 13E-3.

•

The fact that the merger offers the stockholders of AGAC the opportunity to sell their Shares for one price at the same time, without the payment of any brokerage fee or commission (or, in the alternative, to seek an appraisal of the fair value), and thereby directly benefits such stockholders.

•	The lack of interest by institutional investors in companies with a limited public float.

Mr. Zhan also weighed a variety of risks and other potentially negative factors for the unaffiliated stockholders of AGAC and Mr. Zhan concerning the merger, including the fact that:

•

Following the merger, the unaffiliated stockholders of AGAC will not participate in any future earnings of or benefit from any increases in the value of AGAC; only the Filing Persons would benefit by an increase in the value of AGAC;

•	For U.S. federal income tax purposes generally, the cash payments made to the unaffiliated stockholders of AGAC pursuant to the merger will be taxable to such stockholders;

•

The unaffiliated stockholders of AGAC have previously been represented in discussions about the long-form merger, involving a front-end tender offer and a top-up option, by an independent committee representing the interests of such stockholders. The unaffiliated stockholders of AGAC have not been represented in discussions about the short-form merger, either by the board of directors of AGAC (their approval of which, under the NRS, is not required in the short-form merger process) or an independent committee representing the interests of such stockholders. Under the NRS, the merger was not required to be and thus has not been approved by a majority of the directors of AGAC who are not employees of AGAC;

•	The unaffiliated stockholders of AGAC will be required to surrender their shares involuntarily in exchange for a cash price determined by Mr. Zhan;

•	The unaffiliated stockholders of AGAC will not have the right as a result of the merger to liquidate their shares at a time and for a price of their choosing;

•	The Filing Persons will be the sole beneficiaries of the cost savings that result from going private;

•	AGAC will no longer be subject to the provisions of SOX or the liability provisions of the Securities Exchange Act; and

•	The Filing Persons did not make any provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

Many of the factors in favor of taking AGAC private have been present in AGAC’s history for some time. Mr. Zhan as the controlling and largest stockholder of AGAC has evaluated options for growth during that time, but ultimately determined that the benefits of a going private transaction outweighed the negative factors outlined above. As part of this assessment, Mr. Zhan considered AGAC’s challenging growth prospects in light of changes in China’s political and economic environment as well as increased costs of production and the impact of disclosure on competition. In addition to the costs of keeping AGAC a public company, Mr. Zhan also considered the significant difficulty that AGAC would have in raising capital in the market for working capital needs given the limited liquidity of its Shares and the recent negative market outlook on Chinese companies that have gone public in the United States through a “reverse takeover” process.

After Mr. Zhan’s announcement in November, 2013 that he was actively pursuing a go-private proposal certain long-standing stockholders approached Mr. Zhan regarding the possibility of rolling over their shares. These unaffiliated stockholders were comprised of (i) certain stockholders that participated in the private placement of $15.3 million of common stock and warrants that took place on August 20, 2010, and (ii) certain stockholders affiliated with the Company’s major stockholder when the Company operated under its former name SMSA Palestine Acquisition Corp.

On April 4, 2014, Mr. Zhan determined that the costs of keeping AGAC a public company (as discussed above) exceeded the benefits and therefore decided to effectuate the short-form merger at this time so as to immediately realize the benefit of taking AGAC private.

On June 19, 2014, Parent and certain stockholders of AGAC executed a Contribution Agreement where such stockholders agreed to contribute an aggregate of 34,454,475 Shares beneficially held by them in AGAC, representing 93.6% of the outstanding capital stock of AGAC. The Filing Persons filed a Schedule 13D, on June 25, 2014 with the Commission announcing the intention of Parent to cause New AGAC to effect a short-form merger with AGAC. At this time Parent was the beneficial owner of 34,454,475 Shares of AGAC, representing 93.6% of its outstanding capital stock.

Parent and New AGAC executed a contribution agreement on June 19, 2014, where Parent agreed to transfer 34,454,475 Shares held by it in AGAC to New AGAC in exchange for 1 ordinary share of New AGAC. The contribution agreement is filed as Exhibit (d)(1) to this Schedule 13E3.

Effect of the Merger

General

The Filing Persons beneficially own an aggregate of 93.6% of the outstanding Shares of AGAC common stock immediately prior to the merger.

Upon completion of the merger, the Filing Persons will have beneficial ownership of an aggregate of 100% of the outstanding Shares of AGAC common stock and complete control over the conduct of AGAC’s business. Upon completion of the merger, the Filing Persons’ interest in AGAC’s net book value of approximately $182,259,000 on March 31, 2014 and approximately $175,712,339 for the fiscal year ended December 31, 2013, will increase from approximately 93.6% to 100.00% of those amounts. The Filing Persons will also indirectly realize all of the benefits in the estimated savings of approximately $1,237,000 per year in costs related to being a public company.

Filing Persons Interest in Net Book Value and Net Earnings of AGAC

As reported on AGAC’s Quarterly Report on Form 10-Q for the period ended March 31, 2014, as of May 13, 2014, a total of 36,823,626 Shares were outstanding. AGAC’s net book value as at March 31, 2014 was $182,259,145 and its net earnings for the same period were $8,148,284. AGAC’s net book value as at December 31, 2013 was $175,712,339 and its net earnings for the same period were $34,376,314. The following two tables show the Filing Persons’ interest in the net book value and net earnings of AGAC.

Filing Persons’ Shareholdings & Percentages:				Filing Persons’ interests in AGAC's net book value
		No Of		As at Mar		As at Dec 31,
		Shares	Percentage	31, 2014%		2013	%
1	Zhan Youdai	22,467,568	61.01%	111,203,599	61.01%	107,209,130	61.01%
	CID Greater China
2	Venture Capital Fund III, L.P.	3,172,590	8.62%	15,702,787	8.62%	15,138,738	8.62%
3	Cai Jianxuan	1,852,875	5.03%	9,170,835	5.03%	8,841,416	5.03%
4	Ample Gold	1,537,675	4.18%	7,610,748	4.18%	7,337,367	4.18%
5	Li Hoi Yeung	1,389,650	3.77%	6,878,096	3.77%	6,631,032	3.77%
6	Huang Shunmian	1,389,650	3.77%	6,878,096	3.77%	6,631,032	3.77%
7	Wong Ka Wa	576,625	1.57%	2,854,015	1.57%	2,751,498	1.57%
8	Jade Lane Group Limited	519,002	1.41%	2,568,809	1.41%	2,476,537	1.41%
9	HFG Investments Ltd	515,348	1.40%	2,550,723	1.40%	2,459,101	1.40%
10	Value Partners Hedge Master Fund Limited	100,000	0.27%	494,952	0.27%	477,173	0.27%
11	Halter Financial Investments, L.P.	210,900	0.57%	1,043,853	0.57%	1,006,358	0.57%
12	Ying Wong	202,445	0.55%	1,002,005	0.55%	966,013	0.55%
13	Xu Yihong	158,645	0.43%	785,216	0.43%	757,011	0.43%
14	Heping Wang	63,451	0.17%	314,052	0.17%	302,771	0.17%
15	Arthur Investments Advisory Co Ltd	51,530	0.14%	255,049	0.14%	245,887	0.14%
16	Yuanjia Xu	50,000	0.14%	247,476	0.14%	238,586	0.14%
17	Wensi Zhang	38,750	0.11%	191,794	0.11%	184,904	0.11%
18	Daiwu Chen	31,735	0.09%	157,073	0.09%	151,431	0.09%
19	Hui Deng	31,725	0.09%	157,023	0.09%	151,383	0.09%
20	Hong Hu	31,725	0.09%	157,023	0.09%	151,383	0.09%
21	Hong Zhang	12,690	0.03%	62,809	0.03%	60,553	0.03%
22	Zhang Yizi	12,690	0.03%	62,809	0.03%	60,553	0.03%
23	Xiang Zhou	4,250	0.01%	21,035	0.01%	20,280	0.01%
24	Xi Liang	375	0.00%	1,856	0.00%	1,789	0.00%
25	James H. Groh	1,381	0.00%	6,835	0.00%	6,590	0.00%
26	Heritage Management Consultants	31,200	0.08%	154,425	0.08%	148,878	0.08%
27	Asia Green Food Enterprise Limited	34,454,475	93.57%	N/A	N/A	N/A	N/A
28	AGF Industrial Limited	__	__	__	__	__	__

Total:		34,454,475	93.57%	170,532,993	93.57%	164,407,394	93.57%

Filing Persons’ Shareholdings & Percentages:				Filing Persons’ interests in AGAC's net earnings
				As at
		No of	Percentage	Mar 31,	%	As at Dec	%
		Shares		2014		31, 2013

1	Zhan Youdai	22,467,568	61.01%	4,971,594	61.01%	20,974,365	61.01%
	CID Greater China
2	Venture Capital	3,172,590	8.62%	702,027	8.62%	2,961,738	8.62%
	Fund III, L.P.
3	Cai Jianxuan	1,852,875	5.03%	410,002	5.03%	1,729,732	5.03%
4	Ample Gold	1,537,675	4.18%	340,255	4.18%	1,435,481	4.18%
5	Li Hoi Yeung	1,389,650	3.77%	307,500	3.77%	1,297,293	3.77%
6	Huang Shunmian	1,389,650	3.77%	307,500	3.77%	1,297,293	3.77%
7	Wong Ka Wa	576,625	1.57%	127,595	1.57%	538,302	1.57%
8	Jade Lane Group Limited	519,002	1.41%	114,844	1.41%	484,509	1.41%
9	HFG Investments Ltd	515,348	1.40%	114,036	1.40%	481,098	1.40%
	Value Partners
10	Hedge Master Fund Limited	100,000	0.27%	22,128	0.27%	93,354	0.27%
11	Halter Financial Investments, L.P.	210,900	0.57%	46,668	0.57%	196,884	0.57%
12	Ying Wong	202,445	0.55%	44,797	0.55%	188,990	0.55%
13	Xu Yihong	158,645	0.43%	35,105	0.43%	148,101	0.43%
14	Heping Wang	63,451	0.17%	14,040	0.17%	59,234	0.17%
15	Arthur Investments Advisory Co Ltd	51,530	0.14%	11,402	0.14%	48,105	0.14%
16	Yuanjia Xu	50,000	0.14%	11,064	0.14%	46,677	0.14%
17	Wensi Zhang	38,750	0.11%	8,575	0.11%	36,175	0.11%
18	Daiwu Chen	31,735	0.09%	7,022	0.09%	29,626	0.09%
19	Hui Deng	31,725	0.09%	7,020	0.09%	29,617	0.09%
20	Hong Hu	31,725	0.09%	7,020	0.09%	29,617	0.09%
21	Hong Zhang	12,690	0.03%	2,808	0.03%	11,847	0.03%
22	Zhang Yizi	12,690	0.03%	2,808	0.03%	11,847	0.03%
23	Xiang Zhou	4,250	0.01%	940	0.01%	3,968	0.01%
24	Xi Liang	375	0.00%	83	0.00%	350	0.00%
25	James H. Groh	1,381	0.00%	306	0.00%	1,289	0.00%
26	Heritage Management Consultants	31,200	0.08%	6,904	0.08%	29,126	0.08%
27	Asia Green Food Enterprise Limited	34,454,475	93.57%	N/A	N/A	N/A	N/A
28	AGF Industrial Limited	__	__	__	__	__	__
Total:		34,454,475	93.57%	7,624,041	93.57%	32,164,618	93.57%

Effect of the Merger on Unaffiliated Stockholders

Upon completion of the merger, the unaffiliated stockholders of AGAC will no longer have an interest in, and will not be stockholders of, AGAC. They will not be able to participate in any future earnings and potential growth of AGAC (as the surviving corporation in the merger), but will also no longer bear the risk of any decreases in the value of AGAC. In addition, the unaffiliated stockholders of AGAC will not share in the distribution of proceeds resulting from future sales of businesses of AGAC, if any. See Item 6, “Purposes of the Transaction and Plans or Proposals - Plans,” beginning on page 41 of this Schedule 13E-3. All other incidents of stock ownership with respect to such unaffiliated stockholders, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of AGAC and to receive dissenter’s rights upon certain mergers or consolidations of AGAC (except dissenter’s rights perfected in connection with the merger), will be extinguished upon completion of the merger. Further, the receipt of the payment for their shares will be a taxable transaction for United States federal income tax purposes. See “Certain U.S. Federal Income Tax Consequences of the Merger,” beginning on page 15 of this Schedule 13E-3.

Upon completion of the merger, the unaffiliated stockholders of AGAC will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in AGAC.

Effect of the Merger on the Shares

Once the merger is effective, public trading of the AGAC common stock on the OTC Bulletin Board will cease. There will no longer be price quotations for AGAC common stock and AGAC will undertake certain filings to terminate the registration of AGAC common stock under the Securities Exchange Act. As a result, AGAC will no longer be required to file annual, quarterly, and other periodic reports with the SEC under Section 13(a) of the Securities Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Securities Exchange Act. AGAC will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Securities Exchange Act. In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of Shares under Section 13 of the Securities Exchange Act or to the requirement under Section 16 of the Securities Exchange Act to report, and disgorge certain profits from, the purchase and sale of Shares.

Plans after the Merger

Mr. Zhan expects to review the business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the merger in order to improve the business and operations of AGAC (as the surviving entity). AGAC has announced that because of the volatility in market demand for different varieties of vegetables and fruits, and the corresponding complexity that creates on planning and operations, AGAC intends to downsize its vegetable and fruit planting bases by half in 2014 and may discontinue those product lines in 2015. The change is intended to allow AGAC to streamline its operations and concentrate on its core bamboo business.

Mr. Zhan may also consider other transactions including investments, debt issuances, share issuances, sales or transfers of a material amount of assets, or mergers, reorganizations, business combinations or similar transactions involving AGAC and other entities or businesses of Mr. Zhan and his affiliates, including trade sales, private or public offerings, or spin-off transactions in respect of all or a portion of such merged, reorganized or combined businesses. While Mr. Zhan and his affiliates currently do not have any particular plans to effect any such transactions, the Filing Persons expressly reserve the right to make any changes as to AGAC that they deem necessary or appropriate in light of such review or in light of future developments. The Filing Persons currently do not anticipate, for AGAC, any material change in AGAC’s present dividend policy or any changes in AGAC’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of AGAC.

After the effective date of the merger, AGAC will have only one stockholder, Parent. AGAC as the surviving corporation will terminate its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 by filing a Form 15 with the SEC. As a result, AGAC’s common stock will no longer be quoted on the OTC Bulletin Board, and there will be no public market for AGAC’s common stock.

Mr. Zhan and his affiliates reserve the right to continue to evaluate the business and operations of AGAC, with a view to maximizing their potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax consequences of the merger to certain beneficial owners of the Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and the laws, regulations, rulings, and decisions in effect on the date of this Schedule 13E-3, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders of the Shares that are U.S. persons (as defined below) that beneficially own Shares as capital assets, and does not address tax consequences that may be relevant to holders of the Shares that may be subject to special tax treatment under the Code, such as holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, or holders who hold the Shares as part of a hedge, straddle, conversion, or other risk reduction transaction. Finally, the following discussion does not address the tax consequences under U.S. federal estate and gift tax laws, state, local or non-U.S. tax laws, or the tax consequences of transactions occurring prior to, concurrently with or after the merger (whether or not such transactions are in connection with the merger).

Neither the Filing Persons nor AGAC has requested a ruling from the Internal Revenue Service, or the IRS, in connection with the merger or related transactions. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position. Furthermore, no opinion of counsel has been or will be rendered with respect to the tax consequences of the merger or related transactions.

For purposes of this discussion, a ‘‘U.S. person’’ is any person that is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if either (i) the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership holding Shares, or a partner in such partnership should consult their tax advisors as to the particular U.S. federal income tax consequences of the merger.

The receipt of cash by a stockholder of AGAC, pursuant to the merger or pursuant to the exercise of the stockholder’s statutory dissenter’s rights, will be a taxable transaction for U.S. federal income tax purposes. In general, a stockholder of AGAC will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the stockholder receives in the merger and that stockholder’s adjusted tax basis in that stockholder’s Shares of AGAC. Such gain or loss will be capital gain or loss if the stockholder holds the Shares of AGAC as a capital asset, and generally will be long-term capital gain or loss if, at the effective date of the merger, the stockholder has held the Shares of AGAC for more than one year.

The cash payments made to a stockholder of AGAC pursuant to the merger will be subject to backup withholding unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies. The amount of any backup withholding from a payment to a holder of the Shares will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND ARE BASED UPON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY BE DIFFERENT, EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

MATERIAL PRC TAX CONSEQUENCES

     Under the PRC’s Enterprise Income Tax or “EIT Law”, which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises”. The implementation rules for the EIT Law define the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. Although there has not been a definitive determination of AGAC’s status by the PRC tax authorities, AGAC does not believe that it should be considered a resident enterprise under the EIT Law or that the gain recognized on the receipt of cash for the Shares should otherwise be subject to PRC tax to holders of such Shares that are not PRC residents. If, however, the PRC tax authorities were to determine that AGAC should be considered a resident enterprise or that the receipt of cash for these securities should otherwise be subject to PRC tax, then gain recognized on the receipt of cash for Shares pursuant to the merger by holders of such securities who are not PRC residents could be treated as PRC-sourced income that would be subject to PRC tax at a rate of 10% for the enterprises or 20% for the individuals, unless otherwise specified by the applicable tax conventions and treaties. In addition, under the PRC Individual Income Tax Law, a PRC resident who disposes of an asset in or outside of China is subject to PRC income tax at the rate of 20%; and a non PRC resident who disposes of an asset in China is also subject to the same tax rate (subject to applicable tax treaty relief, if any). YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU, INCLUDING ANY PRC TAX CONSEQUENCES.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

Under SEC rules, Mr. Zhan and the other Filing Persons are deemed to be engaged in a “going private” transaction, which, if consummated, will result in AGAC no longer being quoted on the OTC Bulletin Board and the termination of SEC reporting obligations of AGAC and its affiliates. Rule 13e-3 of the Securities Exchange Act requires the Filing Persons to provide certain information regarding their position as to the substantive and procedural fairness of the proposed merger to the unaffiliated stockholders. Mr. Zhan and the other Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act.

As used in this Schedule 13E-3, the term “unaffiliated stockholders of AGAC” means any stockholder other than the Filing Persons or any director or executive officer of AGAC. To the knowledge of the Filing Persons, other than the Filing Persons, no director or executive officer of AGAC is holder of AGAC common stock. To the extent there are any directors or executive officers of AGAC, other than the Filing Persons, who hold AGAC common stock, such persons will participate in the merger in the same manner and to the same extent as the unaffiliated stockholders of AGAC.

Mr. Zhan has determined that the merger is both substantively and procedurally fair to the unaffiliated stockholders of AGAC. This belief is based upon the factors discussed below.

Factors Considered In Determining Fairness

Mr. Zhan and the Filing Persons believe that the proposed merger is substantively fair to the unaffiliated stockholders of AGAC based on the following factors:

•

The Merger Price. The Merger Price, at $0.60 per share, represents an approximate 30.4% premium to the last sale price of AGAC common stock on June 17, 2014, the last day on which AGAC common stock traded prior to the filing of the Schedule 13E-3 on June 25, 2014. In addition, the Merger Price represents an approximate 31.0% premium to the 30-trading-day volume weighted average trading price as of the last date on which AGAC common stock traded prior to the filing date of the Schedule 13E-3 and a premium to any price the Shares have traded during the prior year.

•

Financial Analysis of Duff & Phelps. The board of directors of Parent received a financial analysis from Duff & Phelps, dated May 19, 2014, which indicated, as of the date of such financial analysis and subject to the qualifications, limitations and assumptions set forth therein, illustrative implied values per share of AGAC common stock ranging from approximately $0.56 to $0.63. Notwithstanding that the financial analysis was delivered only to Parent, Mr. Zhan and the Filing Persons relied on the factors, analyses, determinations and conclusions of Duff & Phelps as described in “Special Factors - Reports, Opinions, Appraisals and Negotiations” in this Schedule 13E-3 beginning on page 21 and adopted such factors, analyses, determinations and conclusions as their own. A copy of Duff & Phelps’s financial analysis is attached hereto as Exhibit (c)(1). The Merger Price at $0.60 per share represents the mid-point of the range of implied values per share of AGAC common stock as indicated in Duff & Phelps’s financial analysis.

•

No Transaction Fees. Most of AGAC stockholders have relatively small holdings, with several hundred minority stockholders holding 100 shares. With smaller holdings, the transaction costs and brokerage commissions for sales on the open market  represent a significant percentage of the total value of their holdings, and a substantial reduction in the stockholders’ net return from the sale of their shares.  The merger will allow AGAC stockholders to liquidate their positions immediately for cash without having to pay brokerage fees or commissions. In addition, the net return to the minority stockholders will be higher than if such stockholders sell their shares in the open market for the Merger Price.

Mr. Zhan and the Filing Persons based their valuation of AGAC on a going concern value. They did not consider net book value (amounting to approximately $182,259,000 or $4.95 per share as at March 31, 2014 and $175,712,000 or $4.77 per share as at December 31, 2013), which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of AGAC that can be achieved in a liquidation or sale. The net book value of AGAC is based primarily on the value of trade receivables and inventory, each of which may be substantially impaired in a liquidation scenario and therefore, in their view, is not a relevant measure in the determination as to the fairness of the merger.   Mr. Zhan and the Filing Persons based their fairness determination on the analysis undertaken by Duff & Phelps.

While Mr. Zhan and the Filing Persons do not believe there is a single method of determining going concern value, the Filing Persons believe that the financial analyses evaluated and considered in their totality (and as discussed herein) are reflective of AGAC’s going concern value. To the extent the pre-merger going concern value was reflected in the price of the Shares prior to the filing of this Schedule 13E-3, the Merger Price of $0.60 per Share represents a premium to the going concern value of AGAC.

Mr. Zhan and the Filing Persons believe that the proposed merger is procedurally fair to the unaffiliated stockholders of AGAC based on the following factors:

•

No Other Offers. No other firm offers have been made in the last two years for: (1) the merger or consolidation of AGAC with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of AGAC; or (3) a purchase of AGAC’s securities that would enable the holder to exercise control of AGAC.

•

Market Check. When Mr. Zhan initially proposed a going private transaction, the board of directors of AGAC formed a Special Committee to evaluate and negotiate the terms of any such transaction. The Special Committee evaluated alternative transactions for the benefit of all of AGAC’s stockholders. The Special Committee retained Duff & Phelps to conduct a “market check” to identify possible alternative transactions. At the request of the Special Committee, Duff & Phelps contacted 22 potential buyers, including 7 strategic buyers and 15 financial sponsors, in a market check process to explore their interest in a potential strategic transaction with or investment in AGAC. No bona fide third party interest was generated as a result of this process.

•	Dissenter’s Rights. The unaffiliated stockholders of AGAC will be entitled to exercise dissenter’s rights under Chapter 92A (Section 300 through 500 inclusive) of the NRS.

Mr. Zhan and the Filing Persons have considered all of the foregoing factors to support their belief that the merger is substantively and procedurally fair to the unaffiliated security holders.

Mr. Zhan and the Filing Persons have considered requesting that independent directors of AGAC form a special committee for the purpose of determining the fairness of the short-form merger but decided not to pursue this option. In reaching such a conclusion, Mr. Zhan and the Filing Persons have considered the statutory right of a holder of 90% or more of the outstanding stock of a corporation under Chapter 92A.180 of the NRS. Chapter 92A.180 provides that a stockholder of 90% or more of the outstanding shares of a corporation has an affirmative right to eliminate minority stockholders’ participation in the controlled corporation without any action by the controlled corporation or its other stockholders, and without the requirement that the parent corporation appoint a special committee to determine the fairness of the merger. Mr. Zhan and the Filing Persons have determined that by disclosing to the unaffiliated security holders all information that is reasonably necessary in order to enable them to decide, on a fully informed basis, whether to exercise their dissenter’s rights, their obligation, if any, to the unaffiliated stockholders of AGAC is satisfied. In addition, Mr. Zhan and the Filing Persons believed that the cost of hiring counsel and advisors, and the diversion of management resources to assist the special committee, would be a drain on the resources of AGAC.

In addition to the foregoing factors and analyses that support Mr. Zhan’s and the Filing Persons’ belief that the merger is procedurally and substantively fair to the unaffiliated stockholders of AGAC, Mr. Zhan and the Filing Persons have also weighed the following factors:

•

No Future Participation in the Prospects of AGAC. Following the consummation of the merger, the unaffiliated stockholders of AGAC will cease to participate in the future earnings or growth, if any, of AGAC (as the surviving entity in the merger), or benefit from an increase, if any, in the value of their holdings in AGAC.

•

Actual or Potential Conflicts of Interest. The Filing Persons may be deemed to own 93.6% of the outstanding common stock of AGAC and following the merger, will own 100% of AGAC (as the surviving entity). Accordingly, and as disclosed herein, the interests of Mr. Zhan in determining the Merger Price are adverse to the interests of the unaffiliated stockholders of AGAC.

•

No Opportunity for AGAC’s Board of Directors or the Unaffiliated Stockholders to Vote on the Merger. Because the merger is being effected pursuant to a short-form merger under Chapter 92A.180 of the NRS, it does not require approval by AGAC’s board of directors or AGAC’s stockholders other than the Filing Persons. Neither AGAC’s board of directors nor the unaffiliated stockholders of AGAC will have the opportunity to vote on the merger.

•

A Special Committee Represented the Interests of Unaffiliated Stockholders of AGAC Only up to Discussions Involving a Long-Form Merger. AGAC’s board of directors established a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the unaffiliated security holders and retaining independent advisers to assist with the evaluation of strategic alternatives, including the long-form merger. The unaffiliated stockholders of AGAC have not been represented in discussions about the short-form merger, either by the board of directors of AGAC (the approval of which, under the NRS, is not required in the short-form merger process) or an independent committee representing the interests of such stockholders.

•	No Dividend. AGAC has never declared or paid any dividends since its inception, and based on AGAC’s disclosure in its Annual Report on Form 10-K for the year ended December 31, 2013, it has no intention to pay dividends in the foreseeable future. Accordingly, it is unlikely that AGAC’s stockholders will have an opportunity to monetize their investment in AGAC without selling their AGAC common stock.

•	Control by Filing Persons. Given the fact that during the “market check” there was no third party interest to evaluate a possible transaction with AGAC, the likelihood of any third party taking an interest in a potential transaction with AGAC is remote absent the consent of the Filing Persons who beneficially own an aggregate of 93.6% of AGAC common stock. The control of the Filing Persons limits the possibility of an alternative transaction that would provide a superior proposal to AGAC’s stockholders.

After weighing these additional factors and giving them due consideration, Mr. Zhan and the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that Mr. Zhan and the Filing Persons have considered to support their belief that the merger is substantively and procedurally fair to the unaffiliated stockholders of AGAC.

Specifically with respect to procedural fairness, Mr. Zhan and the Filing Persons did not consider it necessary to explicitly require adoption of the merger by at least a majority of the unaffiliated stockholders of AGAC nor did they consider it necessary to retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of AGAC for purposes of negotiating the terms of the merger, because both procedural safeguards would delay and increase the costs of the merger to the detriment of AGAC and the unaffiliated stockholders of AGAC. Further, Mr. Zhan and the Filing Persons believe the merger is procedurally fair because the unaffiliated stockholders of AGAC will be entitled to exercise appraisal rights under Chapter 92A (Section 300 through 500 inclusive) of the NRS.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the merger to the unaffiliated stockholders of AGAC, and the complexity of these matters, Mr. Zhan and the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, Mr. Zhan and the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

Mr. Zhan and the Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the merger to the unaffiliated stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

Preparer and Summary of the Report, Opinion or Appraisal

Duff & Phelps has been engaged by Parent to serve as independent financial advisor to provide a financial analysis (the “Financial Analysis”) in connection with the merger. Duff & Phelps is an internationally recognized financial services firm that, among other things, is regularly engaged in the investment banking business, including the valuation of businesses and securities in connection with mergers and acquisitions, underwritings and private placements of securities, and other investment banking services.

Duff & Phelps delivered its written Financial Analysis, dated May 19, 2014, to the board of directors of Parent indicating, as of such date and based upon and subject to the factors, assumptions, and limitations set forth in its Financial Analysis, illustrative implied values per share of AGAC common stock ranging from approximately $0.56 to $0.63.

The full text of the Financial Analysis of Duff & Phelps dated May 19, 2014, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken, is attached as Exhibit (c)(1) to this Schedule 13E- 3 and is incorporated in its entirety herein by reference. The stockholders of AGAC are urged to read the Financial Analysis in its entirety.

In connection with performing its Financial Analysis, Duff & Phelps made such reviews, analysis and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps’s procedures, investigations and analysis with respect to the preparation of its Financial Analysis included, but were not limited to, the items summarized below:

•	reviewed AGAC’s annual reports on Form 10-K filed with the SEC for the years ended December 31, 2012 and 2013;

•

reviewed certain financial projections prepared and provided to Duff & Phelps by management of AGAC with respect to financial years ending December 31, 2014 through 2023 (the “Management Projections”);

•	reviewed other internal documents relating to the past and current business operations, financial conditions and probable future outlook of AGAC, provided to Duff & Phelps by the management of AGAC;

•	reviewed a letter, dated May 19, 2014, from the chief financial officer of AGAC, which made certain representations as to the management projections and the underlying assumptions for AGAC;

•	reviewed documents related to the merger, including a draft of the contribution agreement, dated May 7, 2014, between Parent and certain stockholders of AGAC;

•

discussed the information referred to above and the business, operations and financial condition and prospects of AGAC as well as the background and other elements of the merger with the management of AGAC;

•	reviewed the historical trading price and trading volume of AGAC’s shares and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•

performed certain valuation and comparative analysis using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	conducted such other analysis and inquiries and considered such other information and factors as Duff & Phelps deemed appropriate.

In performing its Financial Analysis, Duff & Phelps, with the consent of Parent’s board of directors and without independent verification:

•

relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including AGAC’s management, and did not independently verify such information;

•

relied upon the fact that Parent and AGAC have been advised by counsels as to all legal matters with respect to the merger, including whether all procedures required by law to be taken in connection with the merger have been duly, validly and timely taken;

•

assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

•	assumed that information supplied and representations made by AGAC’s management are substantially accurate regarding AGAC and the merger;

•	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed; and

•

assumed that there has been no material change in the assets, financial condition, business, or prospects of AGAC since the date of the most recent financial statements and other information made available to Duff & Phelps.

To the extent that any of the foregoing assumptions or any of the facts on which the Financial Analysis is based prove to be untrue in any material respect, the Financial Analysis cannot and should not be relied upon. Furthermore, in connection with the preparation of its Financial Analysis, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the merger.

Duff & Phelps prepared its Financial Analysis effective as of May 19, 2014. The Financial Analysis was necessarily based upon market, economic, financial and other conditions as they existed and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Financial Analysis which may come or be brought to the attention of Duff & Phelps after the date of the Financial Analysis.

Duff & Phelps did not evaluate AGAC’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise).

This Financial Analysis should not be construed as a fairness opinion, valuation opinion, credit rating, solvency opinion, an analysis of AGAC’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps did not make, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In providing the Financial Analysis, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of AGAC’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public stockholders of AGAC in the merger, or with respect to the fairness of any such compensation. In addition, the Financial Analysis did not address the fairness of any consideration payable in the merger to the holders of any class of securities, creditors or other constituencies of AGAC.

The Financial Analysis was furnished for the use and benefit of Parent in connection with its consideration of the merger and was not intended to, and did not, confer any rights or remedies upon any other person under applicable state law, and was not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent.

The Financial Analysis (i) did not address the merits of the underlying business decision to enter into the merger versus any alternative strategy or transaction; (ii) did not address any transaction related to the merger; (iii) is not a recommendation as to how Parent, AGAC or any stockholder should act with respect to any matters relating to the merger, or whether to proceed with the merger or any related transaction, and (iv) did not indicate that the consideration to be received by stockholders of AGAC is the best possibly attainable under any circumstances. The decision as to whether to proceed with the merger or any related transaction may depend on an assessment of factors unrelated to the Financial Analysis.

Set forth below is a summary of the material analysis performed by Duff & Phelps in connection with the delivery of its Financial Analysis to the board of directors of Parent. This summary is qualified in its entirety by reference to the full text of the Financial Analysis, attached as Exhibit (c)(1) to this Schedule 13E- 3. While this summary describes the analysis and factors that Duff & Phelps deemed material in its presentation to the board of directors of Parent, it is not a comprehensive description of all analysis performed and factors considered by Duff & Phelps. The preparation of a financial analysis is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Accordingly, Duff & Phelps believes that its analysis must be considered as a whole and that selecting portions of its analysis and of the factors without considering all analysis and factors could create a misleading or incomplete view of the evaluation process underlying the Financial Analysis. The conclusion reached by Duff & Phelps was based on all analysis and factors taken as a whole, and also on the application of Duff & Phelps’s own experience and judgment. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that that analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described below should not be taken to be Duff & Phelps’s view of the actual value of AGAC.

The Financial Analysis summarized below includes information presented in tabular format. In order for Duff & Phelps’s Financial Analysis to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the Financial Analysis. Considering the data below without considering the full narrative description of the Financial Analysis, including the methodologies and assumptions underlying the analysis, could create a misleading or incomplete view of Duff & Phelps’s Financial Analysis.

Discounted Cash Flow Analysis

Duff & Phelps performed an illustrative discounted cash flow analysis based on the estimated future unlevered free cash flows of AGAC for the fiscal years ending December 31, 2014 through December 31, 2023, with ‘‘free cash flow’’ defined as cash available for either reinvestment or distribution to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows utilizing a weighted average cost of capital as the applicable discount rate. For purposes of its discounted cash flow analysis, Duff & Phelps utilized and relied upon the Management Projections, which are described in this Schedule 13E- 3 in the section entitled ‘‘Certain Financial Projections’’ beginning on page 27. The costs associated with AGAC being a publicly listed company were excluded from the Financial Projections because such costs would likely be eliminated as a result of the merger.

Duff & Phelps estimated the net present value of all cash flows of AGAC after fiscal year 2023 (the ‘‘terminal value’’) using a perpetuity growth formula assuming a 3.0% terminal growth rate, which took into consideration an estimate of the expected long-term growth rate of the Chinese economy and AGAC’s business. Duff & Phelps used discount rates ranging from 16.0% to 20.0%, reflecting Duff & Phelps’s estimate of AGAC’s weighted average cost of capital, to discount the projected free cash flows and terminal value. Duff & Phelps estimated AGAC’s weighted average cost of capital by estimating the weighted average of AGAC’s cost of equity (derived using the capital asset pricing model) and AGAC’s after-tax cost of debt. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, Duff & Phelps’s discounted cash flow analysis resulted in an estimated enterprise value for AGAC ranging from US$37.9 million to US$40.5 million. By subtracting from this range of enterprise values secured short-term borrowings, net of restricted cash held as collateral for bank loans, of US$20.3 million and adding excess cash of US$3.0 million as of December 31, 2013, Duff & Phelps derived a common equity value of AGAC ranging from US$20.6 million to US$23.2 million.

Based on the foregoing analysis and the fully diluted number of total outstanding shares of AGAC, Duff & Phelps derived an illustrative implied value per share of AGAC common stock ranging from US$0.56 to US$0.63 as of the date of the analysis.

Selected Public Companies Analysis

Duff & Phelps compared certain financial information of AGAC to corresponding data and ratios from publicly traded companies in the agriculture industry that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The six companies included in the selected public companies analysis in the agriculture industry were:

•	Asian Bamboo AG
•	Asian Citrus Holdings Limited
•	China Green Holdings Ltd.
•	China Minzhong Food Corporation Limited
•	Sino Grandness Food Industry Group Limited
•	Yamada Green Resources Limited

Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model and primary products, to that of AGAC.

None of the companies utilized for comparative purposes in the Financial Analysis are directly comparable to AGAC. Duff & Phelps does not have access to non-public information of any of the companies used for comparative purposes. Accordingly, a complete financial analysis of AGAC and the merger cannot rely solely upon a quantitative review of the selected companies, and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of AGAC. Therefore, the Selected Public Companies Analysis is subject to certain limitations.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2014 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to AGAC’s fiscal year ends for which information was available. Data related to AGAC’s earnings before interest, taxes, depreciation and amortization (‘‘EBITDA’’) were adjusted for purposes of this analysis to eliminate public company costs and non-recurring income or expenses.

	Price as Multiple of			Enterprise Value as a Multiple of
						LTM	2014
	LTM	2014	Book	LTM	2014			LTM	2014
						EBITDA	EBITDA
	EPS	EPS	Value	EBITDA	EBITDA			Revenue	Revenue
						- Capex	- Capex

Mean	4.9x	4.0x	0.51x	2.5x	2.0x	3.1x	2.9x	0.65x	0.58x

Median	5.0x	4.0x	0.39x	2.7x	2.0x	2.4x	2.9x	0.58x	0.58x

	Revenue Growth			EBITDA Growth			EBITDA Margin
	3-YR			3-YR			3-YR
		LTM	2014		LTM	2014		LTM	2014
	CAGR			CAGR			CAGR

Mean	17.1%	-8.1%	20.5%	13.5%	1.4%	47.8%	36.1%	28.7%	30.1%

Median	19.9%	-11.7%	20.6%	17.1%	-3.3%	48.3%	33.4%	24.0%	30.2%

Asia Green Agriculture Corp.	21.3%	2.4%	-15.8%	18.8%	-9.3%	-19.7%	32.5%	29.6%	28.3%

Rather than applying a range of selected multiples from a review of the data for the selected public companies, Duff & Phelps reviewed various valuation multiples for AGAC implied by the valuation range determined from the DCF analysis in the context of AGAC’s relative size, historical and forecasted growth in revenue and profits, profit margins, revenue mix, and other characteristics that it deemed relevant. The results of this analysis are summarized below:

Public Companies
Metric		Range		Implied Valuation Multiples (1)
EV / Pro Forma LTM EBITDA (2)	1.3x	-	3.5x	1.27x	-	1.36x

EV / Pro Forma 2014 EBITDA (2)	1.1x	-	2.9x	1.39x	-	1.49x

EV / Pro Forma LTM EBITDA less Capex (2)	1.5x	-	6.3x	2.20x	-	2.35x

EV / Pro Forma 2014 EBITDA less Capex (2)	1.5x	-	4.4x	1.56x	-	1.67x

EV / Pro Forma LTM Revenue (2)	0.43x	-	0.90x	0.41x	-	0.43x

EV / Pro Forma 2014 Revenue (2)	0.35x	-	0.80x	0.41x	-	0.44x

P/ Book Value	0.10x	-	1.38x	0.12x	-	0.13x

Notes:
(1) Implied multiples based on the discounted cash flow analysis.
(2) Adjusted to exclude results from other fresh produce operations, which the Company plans to discontinue by 2015.

Selected Transactions Analysis

Duff & Phelps also researched the following ten transactions involving target companies with businesses deemed relevant to its analysis.

Selected M&A Transactions Analysis
($ in millions)
					LTM	LTM
		Target	Acquirer	Enterprise	Reven	EBITD	EBITDA	EV /	EV /
Announced	Status	Name	Name	Value	ue	A	Margin	EBITDA	Revenue
5/12/2014	Pending	Origin Agritech Limited	Hunan Xindaxin Co., Ltd.	$108.6	$73.6	$4.6	6.2%	23.7x	1.48x
4/2/2014	Pending	Noble Agri Limited	COFCO (Hong Kong) Co., Ltd.; HOPU Jinghua (Beijing) Investment Consultancy Co., Ltd.	$5,441.2	$15,50 0.0	NA	NA	NA	0.35x
3/7/2014	Pending	Hunan Tapu Bamboo Hemp Industry Development Co., Ltd.	Jilin Railway Investment& Development Co.,Ltd	$6.8	$9.9	NA	NA	NA	0.69x
9/2/2013	Closed	China Minzhong Food Corporation Limited	PT Indofood Sukses Makmur Tbk	$484.8	$536.6	$152.1	28.4%	3.2x	0.90x
8/26/2013	Closed	Century-light Industry Co. Ltd.	Unknown Buyer	$2.1	$23.1	NA	NA	NA	0.09x
5/21/2013	Pending	Le Gaga Holdings Ltd	Management , Sequoia Capital China	$136.1	$83.4	$39.4	47.2%	3.5x	1.63x
5/21/2013	Closed	Shandong Xiwang Sugar Industry Co., Ltd; Winning China Limited; Xiwang Sugar (Beijing) Co., Ltd.	Xiwang Investment Company Limited	$341.4	$676.7	NA	NA	NA	0.50x
5/7/2013	Closed	China Modern Dairy Holdings Ltd.	China Mengniu Dairy Co. Ltd.	$2,171.2	$367.3	$95.8	26.1%	22.7x	5.91x
3/27/2012	Closed	Zhongpin, Inc.	Management Buyout	$779.6	$1,456 .2	$107.3	7.4%	7.3x	0.54x
8/16/2010	Closed	Pine Agritech Ltd.	Individuals	$399.0	$156.2	NA	NA	NA	2.56x

Because the target companies in the selected transactions were found to be not sufficiently comparable to AGAC, while Duff & Phelps reviewed the transaction multiples based on the consideration paid in the selected transactions, it did not select valuation multiples for AGAC based on the selected transactions analysis. Accordingly, the selected transactions analysis was not considered meaningful to the Financial Analysis

Fees and Expenses

As compensation for Duff & Phelps’s services in connection with the rendering of its Financial Analysis to the board of directors of Parent, Duff & Phelps is entitled to a fee of $350,000. No portion of Duff & Phelps’s fees is refundable or contingent upon the consummation of a transaction or the conclusion reached in the Financial Analysis.

Parent has also agreed to indemnify Duff & Phelps for certain liabilities arising out of their engagement. In addition, Duff & Phelps is entitled to reimbursement of its reasonable out-of-pocket expenses incurred in connection with the rendering of its Financial Analysis not to exceed $20,000.

Duff & Phelps has undertaken a review of its records to determine Duff & Phelps’ professional relationship with Parent, AGAC, and other parties of interest, and to the best of Duff & Phelps’ knowledge has identified no material relationships with any such parties other than having provided certain financial advisory services to AGAC pursuant to an engagement letter, dated January 2, 2014, between Duff & Phelps and the special committee of independent directors of AGAC. AGAC had paid Duff & Phelps a non-refundable retainer of $150,000 pursuant to the foregoing engagement letter, which amount will be credited towards the above-stated fees payable by Parent.

CERTAIN FINANCIAL PROJECTIONS

In the course of the discussions described under “—Background of the Merger,” AGAC provided the Parent and Duff & Phelps with selected, non-public financial projections for fiscal years 2014 through 2023 prepared by AGAC’s senior management. We have included a summary of these projections below to give AGAC’s stockholders access to certain nonpublic information provided to Parent and Duff & Phelps. AGAC does not as a matter of course make public projections as to future performance or earnings. These financial projections constitute forward-looking statements. See “Cautionary Note regarding Forward-Looking Statements.”

AGAC advised the recipients of the financial projections that such projections are subjective in many respects. The financial projections are based on a variety of estimates and assumptions made by AGAC’s senior management regarding AGAC’s business, industry performance, general business, economic, market and financial conditions and other matters, many of which are difficult to predict and are beyond AGAC’s control.

The financial projections were prepared by AGAC’s senior management in good faith and on a reasonable basis based on the best information available to AGAC’s management at the time of their preparation. The financial projections, however, are not actual results and should not be relied upon as being necessarily indicative of actual future results, and you are cautioned not to place undue reliance on this information. Neither AGAC’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections set forth below, nor have they expressed any opinion or any other form of assurance with respect thereto. The financial projections were not prepared with a view toward public disclosure or compliance with generally accepted accounting principles in the United States (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Except as required by law, AGAC does not intend to update these financial projections or to make other projections public in the future.

In addition, because the financial projections cover multiple years, such information by its nature becomes less predictive with each successive year and becomes subject to increasing uncertainty in the years beyond 2014. While presented with numeric specificity, the assumptions upon which the financial projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions, many of which are difficult to predict accurately and are beyond the control of AGAC’s senior management. See the risk factors included in AGAC’s most recent filings on Form 10-Q and Form 10-K. Also, the economic and business environment can and do change quickly, which add a significant level of unpredictability and execution risk. It is expected that differences between actual and projected results will occur, and actual results may be materially greater or less than those contained in the projections. If the merger is not consummated, AGAC may not be able to achieve these financial projections. There can be no assurance that the projections, or the assumptions underlying the projections, will be realized. Accordingly, you are cautioned not to place undue reliance on the financial projections included in this Schedule 13E-3.

Management Projections (Income Statement)
	Fiscal Year Ending December 31,
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E
	(in US$ million except percentage)

Net Revenues	$ 108.4	$ 75.1	$ 62.0	$ 56.5	$ 51.5	$ 49.0	$ 47.4	$ 47.0	$ 46.9	$ 47.6
	-15.8%	-30.7%	-17.4%	-9.0%	-8.8%	-4.8%	-3.3%	-0.9%	-0.1%	1.5%

Gross Profit (1)	31.6	20.1	14.7	11.9	10.8	10.2	9.9	9.8	9.8	9.9
% Margin	29.2%	26.8%	23.7%	21.1%	20.9%	20.8%	20.8%	20.8%	20.8%	20.8%

Operating	5.3	3.5	2.8	2.5	2.3	2.2	2.1	2.1	2.1	2.1
Expenses

EBITDA	30.6	20.9	16.3	13.9	13.0	12.6	12.4	12.4	12.4	12.6
% Margin	28.3%	27.9%	26.3%	24.5%	25.3%	25.8%	26.1%	26.3%	26.5%	26.5%

Income from
Operations	26.3	16.6	11.9	9.4	8.5	8.0	7.7	7.7	7.7	7.8
% Margin	24.3%	22.1%	19.2%	16.6%	16.4%	16.3%	16.3%	16.3%	16.3%	16.4%

Net Income	$ 24.5	$ 14.9	$ 10.3	$ 7.9	$ 7.0	$ 6.6	$ 6.3	$ 6.3	$ 6.3	$ 6.4
% Margin	22.6%	19.8%	16.7%	13.9%	13.6%	13.4%	13.3%	13.3%	13.3%	13.4%

Management Projections (Free Cash Flow Projections)
	Fiscal Year Ending December 31,
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E
	(in US$ million except percentage)

Earnings Before Interest and Taxes	$ 26.3	$ 16.6	$ 11.9	$ 9.4	$ 8.5	$ 8.0	$ 7.7	$ 7.7	$ 7.7	$ 7.8

Pro Forma Taxes	0.8	0.5	0.4	0.3	0.3	0.3	0.3	0.3	0.3	0.3

Net Operating Profit After Tax	25.5	16.0	11.5	9.0	8.1	7.7	7.4	7.4	7.4	7.5

Depreciation	1.9	1.9	2.0	2.1	2.2	2.3	2.3	2.4	2.5	2.5

Amortization	2.5	2.4	2.4	2.4	2.4	2.4	2.3	2.3	2.3	2.3

Capital Expenditures	(3.0)	(1.0)	(1.0)	(0.9)	(0.9)	(0.9)	(0.9)	(0.9)	(0.9)	(0.9)

Acquisition and Deposits forLand Use Rights	(8.4)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Investment in Growing Bamboo & Crops Inventory	(11.0)	(10.7)	(13.6)	(13.8)	(13.7)	(13.2)	(12.5)	(11.6)	(10.6)	(9.5)

(Increase) / Decrease in Working Capital(2)	7.8	14.9	5.8	2.4	2.3	1.1	0.7	0.2	0.0	(0.3)

Free Cash Flow (3)	$ 15.3	$ 23.6	$ 7.2	$ 1.2	$ 0.4	$ (0.6)	$ (0.5)	$ (0.2)	$ 0.6	$ 1.6

 (1) Management projected gross profit include depreciation and amortization.
(2) Excluding investments in growing bamboo & crops inventory.
(3) Prior to application of 10% dividend withholding tax.

The projected decline in net revenues for 2014 and 2015 is primarily related to the planned downsizing and eventual discontinuation of AGAC’s vegetable and fruit planting bases, other than the French Horn mushroom.

You should not regard the inclusion of these projections in this Schedule 13E-3 as an indication that AGAC, Mr. Zhan or any of their respective affiliates, advisors or other representatives considered or consider the projections to be necessarily predictive of actual future events. None of AGAC, Mr. Zhan or any of their respective affiliates, advisors or other representatives has made or makes any representations regarding the ultimate performance of AGAC compared to the information contained in the projections. AGAC made no representation to Mr. Zhan concerning the financial projections.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements that are not statements of historical fact. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including AGAC’s financial projections and plans following completion of the merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as positions and strategies of competitors; cash availability/liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other risk factors identified in (i) AGAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC, on March 31, 2014, (ii) AGAC’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed with the SEC on May 20, 2014, and (iii) as otherwise described in AGAC’s filings with the SEC from time to time.

There may be events in the future that cannot be accurately predicted or over which there is no control. You should be aware that the occurrence of unforeseen future events could have a material effect on AGAC’s business, operating results and financial condition. Accordingly, you should not place undue reliance on such forward-looking statements.

TRANSACTION STATEMENT

Item 1. Summary Term Sheet

See the Section above captioned “Summary Term Sheet” beginning on page 1 of this Schedule 13E-3.

Item 2. Subject Company Information

   a) Name and Address

The name of the subject company is Asia Green Agriculture Corporation, a Nevada corporation (“AGAC”). The principal executive offices of AGAC are located at Shuinan Industrial Area, Songxi County, Fujian Province 353500, China and its telephone number is +86-0599-233-5520.

AGAC is subject to the informational reporting requirements of the Securities Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained from the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

   b) Securities

The exact title of the class of equity securities subject to the merger is common stock, par value $0.001 per share, of AGAC. As reported in AGAC’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, there are 36,823,626 Shares outstanding as of May 13, 2014. As of March 31, 2014 options to acquire 2,725,013 shares of common stock of AGAC and warrants to acquire 50,000 shares of common stock of AGAC remain outstanding.

   c) Trading Market and Price

AGAC’s common stock is quoted on the OTC Bulletin Board under the trading symbol “AGAC”. The following table sets forth the high and low sales prices per share of AGAC common stock for the periods indicated as reported on the OTC Bulletin Board.

For the year ended December 31, 2014	High	Low
Second Quarter	$0.55	$0.43
First Quarter	$0.50	$0.36
For the year ended December 31, 2013
Fourth Quarter	$0.55	$0.37
Third Quarter	$0.70	$0.46
Second Quarter	$0.51	$0.30
First Quarter	$0.55	$0.35

For the year ended December 31, 2012
Fourth Quarter	$0.58	$0.26
Third Quarter	$0.81	$0.58
Second Quarter	$2.30	$0.81
First Quarter	$1.95	$1.59

Trading in AGAC common stock is sporadic. As reported on the OTC Bulletin Board, since January 1, 2014 there has only been thirteen days on which a trade was reported.

   d) Dividends

To the knowledge of the Filing Persons, AGAC has never declared or paid any dividends in respect of the Shares. According to AGAC’s Annual Report on Form 10-K for its fiscal year ended December 31, 2013, AGAC states that it does not intend to pay dividends on the Shares in the foreseeable future; and that if AGAC ever determines to pay a dividend, AGAC may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of such dividends from the profits of its operating subsidiaries in the People’s Republic of China.

   e) Prior Public Offerings

None of the Filing Persons or, to the knowledge of the Filing Persons, AGAC, has made an underwritten public offering of the Shares for cash during the past two years that was registered under the Securities Act of 1933, as amended, or exempt from registration thereunder pursuant to Regulation A.

   f) Prior Stock Purchases

None of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any Shares during the past three years other than as disclosed herein.

Item 3. Identity and Background of Filing Persons

AGF Industrial Limited (“New AGAC”)

Name and Address. New AGAC’s formal name is AGF Industrial Limited. New AGAC was recently formed in the state of Nevada. New AGAC’s principal business address is 302, Block 11, Lailong Yujing, 75 Chengbei Road, Songxi County, Fujian Province, China 353599, and its telephone number is 86-138-0959-9699. New AGAC is wholly owned by Parent. Mr. Youdai Zhan is the sole executive officer and sole director of New AGAC.

Business and Background of Entity. New AGAC was formed for the sole purpose of acquiring all of the Shares held by Parent, and following such acquisition, merging with AGAC pursuant to Chapter 92A.180 of the NRS. Parent has agreed to contribute to New AGAC the shares of AGAC common stock held by it immediately prior to the consummation of the merger. New AGAC is a Nevada corporation.

Asia Green Food Enterprise Limited (“Parent”)

Name and Address. Parent’s formal name is Asia Green Food Enterprise Limited. Parent’s principal business address, which also serves as its principal office, is located at Shuinan Industrial Area, Songxi County, Fujian Province, China 353500, and its telephone number is 86-599-2335-520. Parent may be deemed to beneficially own approximately 93.6% of the Shares. Mr. Youdai Zhan is the sole director and executive officer of Parent.

Business and Background of Entity. Parent, a British Virgin Islands company duly incorporated under the BVI Business Companies Act (No 16 of 2004) on February 17, 2014, was formed for the purpose of holding the Shares and serving as the vehicle with respect to any further transactions involving the privatization of AGAC.

Mr. Youdai Zhan

Name and Address. The principal business address of Mr. Zhan is Shuinan Industrial Area, Songxi County, Fujian Province 353500, China and his telephone number is +86-0599-233-5520.

Business and Background of Natural Persons. Mr. Youdai Zhan is AGAC’s current Chief Executive Officer, Chairman of the Board and President positions that he has held since 2010. Mr. Zhan has been a member of AGAC’s board of directors since August 2010. He has served as the Chairman of the Board of AGAC’s operating subsidiary Fujian Yada Group Co., Ltd., since 2001, and has been responsible for overseeing all aspects of its operations. He has served as the vice-president of the National Bamboo Association in China since 2006. Mr. Zhan is a citizen of the People’s Republic of China.

Mr. Zhan is the majority stockholder of AGAC. He is also the majority stockholder and sole director of Parent and the sole director of New AGAC. Accordingly, Mr. Zhan is an affiliate of each of those entities.

CID Greater China Venture Capital Fund III, L.P. is a company incorporated in the Cayman Islands. Its principal business is investments. Its business address is 25F, 97 Tun Hwa S. Road, Sec 2, Taipei 106, Taiwan and its telephone number is 886-2-2325-7998.

Mr. Cai Jainxuan is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. He is a self-employed investor, a position he has held for the past five years. His address is Flat F 21/F Tower 6, Res Oasis, 15 Pui Shing Road, Tseung Kwan O, Hong Kong and his telephone number is 86-139-0595-2658.

Ample Gold International Ltd. is a company incorporated in the British Virgin Islands. Its principal business is investment holdings. Its business address is P.O Box 957, offshore incorporation centre, Road Town, Tortola, British Virgin Islands. Its office address is Flat D, 5th Floor, Block B, Ning Yeung Terrace, No. 78 Bonham Road, Hong Kong and its telephone number is 852-31021602.

Mr. Li Hoi Yeung is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. He is a self-employed investor, a position he has held for the past five years. His address is Flat B1, 1st Floor, Tung Fat Building, Block B, No. 29 Kam Ping Street, Hong Kong and his telephone number is 852-6505-2526.

Ms. Huang Shunmian is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. She is a self-employed investor, a position she has held for the past five years. Her address is Flat C, 26th Floor, Block 11, City Garden, 233 Electric Road, North Point, Hong Kong and his telephone number is 852-6505-1513.

Mr. Wong Ka Wa is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. He is a self-employed investor, a position he has held for the past five years. His address is Flat D, 5th Floor, Block B, Ning Yeung Terrace, No. 78 Bonham Road, Hong Kong and his telephone number is 86-139-0805-8084.

Jade Lane Group Limited is a company incorporated in the British Virgin Islands. Its principal business is investment holding. Its business address is Unit 1109-1116, HSBC Building 8 Century Avenue, Shanghai, China and its telephone number is 86-21-5012-0990.

HFG Investments Ltd. is a company incorporated in the British Virgin Islands. Its principal business is investment holding. Its business address is Unit 1109-1116, HSBC Building, 8 Century Avenue, Shanghai, China and its telephone number is 86-21-5012-0990.

Value Partners Hedge Master Fund Limited is a company incorporated in the Cayman Islands. It is an investment company. Its business address is c/o Bank of Bermuda (Cayman), P.O. Box 513, HSBC House, 68 West Bay Road, Grand Cayman KY1-1106, Cayman Islands and its telephone number is 852-2880-9263.

Halter Financial Investments, L.P. is a company incorporated in Texas, U.S.A. Its principal business is investment holding. Its business address is 12890 Hilltop Road, Argyle, Texas, 76226 and its telephone number is 972-233-0300.

Ms. Ying Wong is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. She is a self-employed investor, a position she has held for the past five years. Her address is No. 150, Lane 588, Dong Xu Lian Road, Qing Pu District, Shanghai, 201702 China and his telephone number is 86-159-0080-5008.

Mr. Xu Yihong is a citizen of the People’s Republic of China. From 2009 until the present date he has acted as General Manager of Great Richwell Int’l Logistics (Shanghai) Co., Ltd., which is engaged in the business of cargo shipments, with its business address at G/14f, Jin An Tower No. 908, Dongdaming Road, Shanghai, 200082, China and his telephone number is 86-21-6595-8838.

Ms. Heping Wang is a citizen of the People’s Republic of China and she has been retired for the past five years. Her address is 4-701 Building 10, Zhong Da Wen Jin Yuan Wen San Road, Xi Hu District, Hangzhou, China, 3100012 and her telephone number is 86-21-5012-0990.

Arthur Investments Advisory Co. Ltd. is a company incorporated in the British Virgin Islands. Its principal business is consulting. Its business address is Unit 1109-1116, HSBC Building, 8 Century Avenue, Shanghai, China and its telephone number is 86-21-5012-0990.

Mr. Yuanjia Xu is a citizen of the People’s Republic of China and his principal occupation is manager of Infinity Cargo Express Limited which is engaged in the business of cargo express shipments. He has held this position for the past five years. His business address is Unit 1002-1003, Building B, 469 Wusong Road, Hongkou District, Shanghai, China and his telephone number is 86-21-6393-0333.

Ms. Wensi Zhan is a citizen of the People’s Republic of China and her principal occupation is investment director of Cybernaut Investment Group which is engaged in the business of investments. From 2009-2013 she was a consultant at HFG China, which is engaged in the business of consulting, with its address at Unit 1109-1116, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong District, Shanghai 200120, China. Her current business address is A18, E World, Zhongguan, 11 Guan Cun Street, Beijing, China and her current business telephone number is 86-411-8807-9657.

Mr. Daiwu Chen is a citizen of the People’s Republic of China and he has been retired for the past five years. His address is Suite 1109-1116, HSBC Building, 8 Century Avenue, Pudong District, Shanghai, China, 200120 and his telephone number is 86-21-5012-0990.

Mr. Hui Deng is a citizen of the People’s Republic of China and his principal occupation is senior partner of Grant Thornton China which is engaged in the business of auditing. He has held this position for the past five years. His business address is 4th Floor, Scitech Place 22 Jiangguomen Wai Avenue Chaoyang District, Beijing China 100004 and his telephone number is 86-1861-138-7866.

Mr. Hong Hu is a citizen of the People’s Republic of China and his principal occupation is Director of Masalta Engineering Manufacturing Co., Ltd., which is engaged in the business of light construction equipment. He has held this position for the past five years. His business address is 20 Dalian Rd, Baohe Industrial Estate, Hefei, Anhui, China and his telephone number is 86-551-6484-6611.

Mr. Hong Zhang is a citizen of the People’s Republic of China and he has been retired for the past five years. His address is Suite 902, Building 101, 2250 Nong Dong Jing Road, Pudong District Shanghai, China, 201208 and his telephone number is 86-21-5012-0990.

Ms. Zhang Yizi is a citizen of the People’s Republic of China and her principal occupation is General Manager of iSYS Software (Shanghai) which is engaged in the business of developing IT software. From 2004 until the present date she was General Manager of AIM System Ltd., which is an IT consulting firm, with its business address at Room 1604, Zhong Rong International Building, 1088 South Pudong Road, Shanghai. Her current business address is Room 1604, Zhong Rong International Building, 1088 South Pudong Road, Shanghai and her telephone number is 86-21-5876-3686.

Mr. Xiang Zhou is a citizen of the People’s Republic of China and his principal occupation is Manager of Nuveen (Shanghai) Asset Management Ltd., which is engaged in the business of assets management. From 2009 until the present date, he was an associate at HFG China, which is engaged in the business of consulting. His current business address is Room 1602, Block D, Lane 2899, Guangfu West Road, Shanghai, China and his current telephone number is 86-21-6266-2996.

Ms. Xi Liang is a citizen of the People’s Republic of China and her principal occupation is Personal Assistant to the Managing Partner of HFG China which is engaged in the business of consulting. She has held this position for the past five years. Her business address is Unit 1109-1116, HSBC Building, 8 Century Avenue, Shanghai, China and her telephone number is 86-21-5012-0990.

Mr. James H. Groh is a citizen of the United States of America and his principal occupation is President of Heritage Management Consultants, Inc., a business consulting firm, a position he has held since 2012. From 2009 to 2012, he was a consultant at Halter Financial Securities, which is engaged in the business of financial consulting. His current business address is 301 Central Avenue, #380, Hilton Head, SC, 29926 USA and his current telephone number is 843-277-0024.

Heritage Management Consultants is a company incorporated in South Carolina, USA. Its principal business is business consulting. Its business address is 301 Central Avenue, #380, Hilton Head, SC, 29926 USA and its telephone number is 843-277-0024.

During the five years preceding the date of this filing, none of the Filing Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Terms of the Transaction

Material Terms

Pursuant to the contribution agreement, dated June 19, 2014, Parent has agreed to contribute an aggregate of 34,454,475 Shares to New AGAC immediately prior to the consummation of the merger. Such shares represent, in the aggregate, approximately 93.6% of AGAC’s Shares outstanding. On the effective date of the merger, New AGAC will merge with AGAC pursuant to Chapter 92A.180 of the NRS, with AGAC to be the surviving corporation. To so merge, the board of directors of New AGAC and Parent, as the sole stockholder of New AGAC, will approve the merger, and AGAC as the surviving entity in the merger will file a certificate of ownership and merger with the Secretary of State of Nevada pursuant to NRS 92A.200(1). On the effective date of the merger:

•

Each Share issued and outstanding immediately prior to the effective date of the merger (other than shares held by New AGAC, shares held in treasury and shares with respect to which dissenter’s rights have been properly exercised and not withdrawn or lost) will be converted into and become a right to receive the Merger Price of $0.60 per Share in cash, without interest;

•	Each Share held by New AGAC immediately prior to the merger will be cancelled;

•

Each share of New AGAC’s common stock, par value $0. 01 per share, issued and outstanding immediately prior to the merger will be converted into one validly issued, fully paid and nonassessable share of common stock of AGAC as the surviving corporation of the merger; and

•	Following the merger, Parent will own all outstanding common stock of AGAC.

Under Chapter 92A.180 of the NRS, because New AGAC will hold at least 90% of the outstanding Shares prior to the merger, New AGAC will have the power to effect the merger without a vote of AGAC’s board of directors or the stockholders of AGAC. The Filing Persons intend to take all necessary and appropriate action to cause the merger to become effective on the effective date, without a meeting or consent of AGAC’s board of directors or the stockholders of AGAC.

Upon completion of the merger, in order to receive the cash Merger Price of $0.60 per Share, without interest, each stockholder or a duly authorized representative must (1) deliver an executed Letter of Transmittal, appropriately completed and executed, to the Paying Agent, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of merger and Dissenter’s Rights and Letter of Transmittal. Such notice will be mailed to stockholders of record within 10 calendar days of the effective date. Stockholders are encouraged to read the Notice of merger and Dissenter’s Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory dissenter’s rights.

For United States federal income tax purposes generally, the receipt of the cash consideration by holders of the Shares pursuant to the merger will be a taxable sale of the holders’ Shares. See “Special Factors-Purposes, Alternatives, Reasons, and Effects of the Merger-Effects-Certain U.S. Federal Income Tax Considerations” on page 15 of this Schedule 13E-3.

Purchases

None of the Filing Persons or any of their affiliates has any agreement to purchase any Shares from any officer, director or affiliates of AGAC in the merger. Any Shares held by any officer, director or affiliate of AGAC will be treated the same as all other Shares in the merger.

Different Terms

Stockholders of AGAC will be treated as described in this Item 4 under “Material Terms” above.

Dissenter’s Rights

Pursuant to Chapter 92A (Section 300 through 500 inclusive) of the NRS, or the “Dissenters’ Rights Provisions”, any unaffiliated stockholder of AGAC is entitled to dissent to the merger, and obtain payment of the fair value of the Shares. In the context of the merger, the Dissenters’ Rights Provisions provide that the unaffiliated stockholders may elect to have AGAC purchase the Shares held by the unaffiliated stockholders for a cash price that is equal to the “fair value” of such Shares, as determined in a judicial proceeding in accordance with the Dissenters’ Rights Provisions. The fair value of the Shares of any unaffiliated stockholder means the value of such Shares immediately before the effectuation of the merger, excluding any appreciation or depreciation in anticipation of the merger, unless exclusion of any appreciation or depreciation would be inequitable.

A copy of the Dissenters’ Rights Provisions is attached as Exhibit (f) hereto. If you wish to exercise your dissenters’ rights or preserve the right to do so, you should carefully review Exhibit (f) hereto. If you fail to comply with the procedures specified in the Dissenters’ Rights Provisions in a timely manner, you may lose your dissenters’ rights. Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenters’ rights.

Unaffiliated stockholders who perfect their dissenters’ rights by complying with the procedures set forth in the Dissenters’ Rights Provisions will have the fair value of their Shares determined by a Nevada state district court and will be entitled to receive a cash payment equal to such fair value. Any such judicial determination of the fair value of such Shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the Merger Price to be paid in connection with the merger. In addition, unaffiliated stockholders who invoke dissenters’ rights may be entitled to receive payment of a fair rate of interest from the effective time of the merger on the amount determined to be the fair value of their Shares.

Within 10 days after the effectuation of the merger, AGAC will send a written notice (the “Notice of Merger and Dissenter’s Rights”) to all the record stockholders of AGAC entitled to dissenters’ rights. Pursuant to NRS 92A.430, the Notice of Merger and Dissenter’s Rights will be accompanied by information that will: (a) state where the demand for payment must be sent and where and when certificates, if any, for Shares must be deposited; (b) inform the holders of Shares not represented by certificates to what extent the transfer of the Shares will be restricted after the demand for payment is received; (c) supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the Shares before that date; (d) set a date by which AGAC must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by AGAC by such specified date; and (e) be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

Under NRS 92A.440, a stockholder wishing to exercise dissenter’s rights must:

•	demand payment;

•	certify whether the stockholder acquired beneficial ownership of the common stock before the date specified in the Notice of Merger and Dissenter’s Rights; and

•	deposit its certificates, if any, in accordance with the terms of the Notice of Merger and Dissenter’s Rights.

Under NRS 92A.440(5), stockholders who fail to demand payment or deposit their certificates where required by the dates set forth in the Notice of Merger and Dissenter’s Rights will not be entitled to demand payment or receive the fair market value for their Shares as provided under Nevada law. Instead, such stockholders will receive the same consideration as the stockholders who do not exercise rights of a dissenting owner.

Pursuant to NRS 92A.460, within 30 days after receipt of a demand for payment, AGAC must pay each dissenter who complied with the provisions of the Dissenters’ Rights Provisions the amount AGAC estimates to be the fair value of such shares, plus interest from the effective date of the merger. The payment must be accompanied by the following: (a) AGAC’s balance sheet as of the end of 2013, a statement of income for 2013, a statement of changes in the stockholders’ equity for 2013 or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any; (b) a statement of AGAC’s estimate of the fair value of the Shares; and (c) a statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of AGAC’s obligations under Chapter 92A of the NRS.

Under NRS 92A.470(1), AGAC is entitled to withhold payment from a dissenter unless the dissenter was the beneficial owner before the date set forth in the dissenters’ notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed corporate action. If AGAC chooses to withhold payment, it is required, within 30 days after receiving demand for payment, to notify the dissenter: (a) of AGAC’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the notice, a statement of earnings for that year, and a statement of changes in stockholders’ equity for that year, or, where such financial statements are not reasonably available, then such reasonably equivalent financial information, as well as the latest available financial statements, if any; (b) of AGAC’s estimate of the fair value of the Shares; (c) that the dissenter may accept AGAC’s estimate of the fair value, plus interest, in full satisfaction of his or her demands or demand appraisal; (d) that if the dissenter wishes to accept the offer, the dissenter must notify AGAC of acceptance within 30 days after receiving of the offer; and (e) that if the dissenter does not satisfy the requirements for demanding appraisal, the dissenter shall be deemed to have accepted AGAC’s offer.

NRS 92A.480(1) provides that a dissenter who believes that the amount paid or offered is less than the full value of his or her, or that the interest due is incorrectly calculated, may, within 30 days after AGAC made or offered payment for the Shares, either (i) notify AGAC in writing of his or her own estimate of the fair value of the Shares and the amount of interest due and demand payment of difference between this estimate and any payments made, or (ii) reject the offer for payment made by AGAC and demand payment of the fair value of his or her Shares and interest due.

If AGAC does not deliver payment within 30 days of receipt of the demand for payment, the dissenting stockholder may enforce under NRS 92A.460(1) the dissenter’s rights by commencing an action in Carson City, Nevada or if the dissenting stockholder resides or has its registered office in Nevada, in the county where the dissenter resides or has its registered office.

If a dissenting stockholder disagrees with the amount of AGAC’s payment, then the dissenting stockholder may, pursuant to NRS 92A.480, within 30 days of such payment, (i) notify AGAC in writing of the dissenting stockholder’s own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments made by AGAC, or (ii) reject the offer by AGAC if the dissenting stockholder believes that the amount offered by AGAC is less than the fair value of the dissenting shares or that the interest due is incorrectly calculated. If a dissenting stockholder submits a written demand as set forth above and AGAC accepts the offer to purchase the Shares at the offer price, then such dissenting stockholder will be sent a check for the full purchase price of the Shares within 30 days of acceptance.

If a demand for payment remains unsettled, AGAC must commence a proceeding in the Carson City, Nevada district court within 60 days after receiving the demand. Each dissenter who is made a party to the proceeding shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by AGAC. If a proceeding is commenced to determine the fair value of the Shares, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against AGAC, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable against AGAC if the court finds that (i) AGAC did not comply with the Dissenters’ Rights Provisions or (ii) against either AGAC or a dissenting stockholder, if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by the Dissenters’ Rights Provisions.

If AGAC fails to commence such a proceeding, it would be required by NRS 92A.490(1) to pay the amount demanded to each dissenter whose demand remains unsettled. Dissenters would be entitled to a judgment for the amount, if any, by which the court finds the fair value of his shares, plus accrued interest, exceeds the amount paid by AGAC; or the fair value, plus accrued interest, of his after-acquired shares for which AGAC elected to withhold payment pursuant to Section 92.470 of the NRS.

Under Section 92A.490(4) of the NRS, the district court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to such order. In any such court proceeding, the dissenters are entitled to the same discovery rights as parties in other civil proceedings.

Under Section 92A.500 of the NRS, the district court will assess the costs of the proceedings against AGAC, unless the court finds that all or some of the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The district court may also assess against AGAC or the dissenters the fees and expenses of counsel and experts for the respective parties, in the amount the court finds equitable.

A person having a beneficial interest in Shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect dissenters’ rights of appraisal. If the Shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the written demand for dissenters’ rights of appraisal must be executed by or for the record owner. If Shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns Shares through a broker who in turn holds the shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such Shares.

A record holder, such as a broker, fiduciary, depository or other nominee, who holds Shares as a nominee for others, will be able to exercise dissenters’ rights of appraisal with respect to the Shares held for all or less than all of the beneficial owners of those Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner.

Under NRS 92A.380(2), a stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the merger unless it is unlawful or fraudulent with respect to the stockholder or AGAC. Because the merger is being effected as a short-form merger under Section 92A.180 of the NRS, it does not require approval by the stockholders or the board of directors of AGAC. No such approval has been or will be sought.

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their dissenter’s rights and is qualified in its entirety by express reference to Section 92A.300 to 500 of the NRS, the full text of which is attached hereto as Exhibit (f).

STOCKHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF DISSENTER’S RIGHTS.

Eligibility for Listing or Trading

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions.

Mr. Youdai Zhan owns approximately 61.01% of AGAC’s outstanding voting securities, giving him controlling interest in AGAC. Mr. Zhan is also the Chief Executive Officer, President and Director of AGAC. Accordingly, Mr. Zhan has substantial control over all strategic and operational aspects of AGAC’s business. As previously reported on AGAC’s Form 8-K filed on November 21, 2013, AGAC received a preliminary non-binding proposal from Mr. Zhan, to acquire all of the outstanding shares of common stock of the Company not currently owned, legally or beneficially, by Mr. Zhan, for $0.55 per share in cash. Please refer to the Section entitled “Purposes, Alternatives, Reasons, and Effects of the Merger - Background of the Transaction” beginning on page 7 of this Schedule 13E-3.

Apart from the transactions as disclosed in notes 17 and 18 to the consolidated financial statements filed on AGAC’s Annual Report on Form 10-K, for the fiscal period ended December 31, 2013, and filed with the SEC on March 31, 2014, AGAC had no other material transactions with its related parties for the two years ended December 31, 2013 and 2012.

Other than as described in this Schedule 13E-3, there have been no transactions that occurred during the past two years between the Filing Persons (including their respective executive officers, directors and controlling persons) and AGAC or any of its affiliates.

Significant Corporate Events.

Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the knowledge of any of the Filing Persons and (ii) AGAC or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of AGAC's securities, election of AGAC's directors or sale or other transfer of a material amount of assets of AGAC. Please refer to the Section entitled “Purposes, Alternatives, Reasons, and Effects of the Merger - Background of the Transaction” beginning on page 7 of this Schedule 13E-3.

Negotiations or Contacts.

Other than the transactions described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of AGAC or (ii) AGAC or any of its affiliates and any person not affiliated with AGAC who would have a direct interest in such matters.

Agreements Involving the Subject Company’s Securities.

Other than as described in this Schedule 13E-3, there are no agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the knowledge of any of the Filing Persons, any other person with respect to any securities of AGAC.

Item 6. Purposes of the Transaction and Plans or Proposals

Use of Securities Acquired.

The Shares acquired in the merger from the unaffiliated stockholders of AGAC will be cancelled.

Plans.

Mr. Zhan intends to cause AGAC to terminate the registration of the Shares under Section 12(g)(4) of the Securities Exchange Act following the merger, which would result in the suspension of AGAC’s duty to file reports pursuant to the Securities Exchange Act. For additional information see “Special Factors-Purposes, Alternatives, Reasons, and Effects of the Merger-Effects” and Item 4 “Terms of the Transaction” beginning on pages 14 and 35, respectively, of this Schedule 13E-3.

After the merger, Mr. Zhan will continue to be the director of AGAC as the surviving corporation, and the other current directors of AGAC will continue to be directors of AGAC following the merger. The Filing Persons may appoint additional directors to the board of directors of AGAC following the merger, but there are no plans, agreements or commitments to do so at this time.

AGAC has announced that it plans to scale down its production of fresh fruits and vegetables, in order to focus on its core bamboo business. Other than those planned reductions, Mr. Zhan and his affiliates do not currently have any commitment or agreement and are not currently negotiating for the sale of any of AGAC’s businesses.

Except as otherwise described in this Schedule 13E-3, AGAC has not, and Mr. Zhan and his affiliates have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving AGAC after the completion of the merger;

•	any sale or transfer of a material amount of assets currently held by AGAC after the completion of the merger;

•	any material change in AGAC’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in AGAC’s corporate structure or business.

Item 7. Purposes, Alternatives, Reasons, and Effects of the Merger

See “Special Factors-Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on page 7 of this Schedule 13E-3.

Item 8. Fairness of the Transaction

See “Special Factors-Fairness of the Merger” beginning on page 17 of this Schedule 13E-3.

Item 9. Reports, Opinions, Appraisals, and Negotiations

See “Special Factors-Reports, Opinions, Appraisals, and Negotiations” beginning on page 21 of this Schedule 13E-3.

Item 10. Source and Amount of Funds or Other Consideration

Source of Funds

The total amount of funds required by New AGAC to pay the Merger Price to all unaffiliated stockholders of AGAC and to pay related fees and expenses, is estimated to be approximately $2.52 million (approximately $1.42 million to acquire 2,369,151 shares of Common Stock not owned by the Filing Persons at the $0.60 merger consideration and approximately $1.10 million for related fees and expenses). New AGAC will obtain the necessary funds from Mr. Zhan. Mr. Zhan will personally finance the funds required to pay merger fees and expenses. The total amount of funds will be provided by Mr. Zhan from his cash on hand. Because Mr. Zhan intends to provide the necessary funding for the merger, New AGAC has not arranged for any alternative financing.

Conditions

There are no conditions to the merger or the financing of the merger, however the Filing Persons are not under any obligation to consummate the merger and could decide to withdraw the transaction at any time prior to the effective date, although they do not have a present intention to do so.

Expenses

The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the merger, including certain liabilities under U.S. federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the merger. Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Mr. Zhan and AGAC in connection with the merger:

Fees
Legal Fees and Expenses	$700,000
Financial Analysis	$370,000
Paying Agent (including filing, printing and mailing)	$20,000
Miscellaneous fees and expenses	$8,000
Total	$1,098,000

Borrowed Funds

Not applicable. See this Item 10 under “Source of Funds” above.

Item 11. Interest in Securities of the Subject Company

Securities Ownership

Prior to the consummation of the merger, New AGAC will be the holder of an aggregate of 34,454,475 Shares. Based on AGAC’s Quarterly Report for the period ended March 31, 2014, as of May 13, 2014 AGAC had 36,823,626 Shares outstanding. Consequently, New AGAC will hold Shares representing approximately 93.6% of the outstanding Shares of AGAC. The Filing Persons are the deemed beneficial holders, in the aggregate, of 100% of the equity interest in New AGAC. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

Securities Transactions

On June 19, 2014 Parent and certain stockholders of AGAC, entered into a Contribution Agreement, where those certain stockholders, as listed on Schedule A of such agreement, contributed in aggregate 34,454,475 Shares held by them in AGAC respectively to Parent. This transaction was reported on a Schedule 13D filed with the Commission on June 25, 2014 and the Contribution Agreement was attached as an exhibit to the Schedule 13D. As of the date of this Contribution Agreement, Parent beneficially owns 34,454,475 Shares, representing approximately 93.6% of AGAC’s outstanding common stock. The Contribution Agreement is herein incorporated by reference.

Parent has agreed to contribute a total of 34,454,475 Shares to New AGAC prior to the consummation of the merger pursuant to the terms of a contribution agreement entered into between Parent and New AGAC on June 19, 2014. The contribution agreement is attached as an Exhibit (d)(1) to this Schedule 13E-3. The contribution agreement is herein incorporated by reference.

There were no other transactions in the Shares effected during the past 60 days by the Filing Persons or, to the knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12. The Solicitation or Recommendation

Not Applicable.

Item 13. Financial Statements

Financial Information

The audited consolidated financial statements of AGAC for the year ended December 31, 2012 and the year ended December 31, 2013 are incorporated herein by reference to the Consolidated Financial Statements included in AGAC’s Annual Report on Form 10-K for its fiscal years ended December 31, 2012 and 2013 (the “Form 10-K”). The unaudited consolidated financial statements of AGAC for the three-month period ended March 31, 2014 are also incorporated herein by reference to the Consolidated Financial Statements included in AGAC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (the “Form 10-Q”).

The Form 10-K and Form 10-Q, and AGAC’s other SEC filings, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Form 10-K and Form 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.

Pro Forma Information

Not Applicable.

Summary Financial Information

Set forth below is certain selected consolidated financial information with respect to AGAC excerpted or derived by the Filing Persons from the audited consolidated financial statements of AGAC contained in the Form 10-K and the unaudited consolidated financial statements of AGAC contained in the Form 10-Q. More comprehensive financial information is included in documents filed by AGAC with the SEC, and the following financial information is qualified in its entirety by reference to AGAC’s Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended December 31, 2012 and December 31, 2013 have been derived from AGAC’s audited consolidated financial statements. The selected financial information as of and for the three-month period ended March 31, 2014 is derived from AGAC’s unaudited consolidated financial statements. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference therein.

SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in US Dollars)

			As of March
			31,
	As of December 31,		(unaudited)
	2013	2012	2014
BALANCE SHEET
Current Assets	$94,807,743	$67,471,473	$105,623,927
Property, Plant & Equipment and Other Assets	$117,253,162	$98,007,226	$115,454,236
Current Liabilities	$36,335,492	$29,815,302	$38,806,072

Deferred Tax Liabilities	$13,074	$27,403	$12,946
Book Value per Share	$4.77	$3.68	$4.95

			March 31,
(Stated in US Dollars)	Fiscal Year Ended December 31,		(unaudited)
	2013	2012	2014
STATEMENT OF OPERATIONS
Net Sales	$128,693,017	$125,736,778	$35,263,048
Gross Profit	$41,409,003	$44,819,784	$9,914,572
Operating Income	$34,892,498	$39,336,429	$8,411,202
Net Income before noncontrolling interest	$34,353,196	$37,447,047	$8,148,284
Net Income Attributable to Company’s common
stockholders	$34,376,314	$37,447,047	$8,148,284
Earnings per Share (basic and diluted)	$0.934	$1.017	$0.22

Ratio of Earnings to Fixed Charges(1)	$16.35	$13.75	$12.90

(1) The ratio of earnings to fixed charges is determined by dividing (i) income before income taxes plus interest expenses by (ii) interest expenses.

Item 14. Personal/Assets, Retained, Employed, Compensated or Used

Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the merger.

Employees and Corporate Assets

Other than as described in this Schedule 13E-3, no officers, class of employees, or corporate assets of AGAC has been or will be employed by or used by Mr. Zhan and his affiliates in connection with the merger.

No employees of AGAC who are shared with certain affiliates of Mr. Zhan and who divide their services with AGAC and with such affiliates of Mr. Zhan, contributed their services to Mr. Zhan in connection with matters relating to the merger.

Item 15. Additional Information

None.

Item 16. Exhibits

Exhibit
Number	Description

(a)(1)	Letter from AGF Industrial Limited to Stockholders of Asia Green Agriculture Corporation.

(a)(2)	Form of Notice of Merger and Dissenter’s Rights.

(b)	None.

(c)(1)	Financial Analysis Performed by Duff & Phelps & Co. dated May 19, 2014.

(d)(1)	Contribution Agreement by and between Asia Green Food Enterprise Limited and AGF Industrial Limited dated June 19, 2014.

(d)(2)	Contribution Agreement by and between Asia Green Food Enterprise Limited and certain stockholders of AGAC, dated June 19, 2014, filed as Exhibit 7.02 on a Schedule 13D, filed on June 25, 2014.

(f)	Nevada Revised Statutes Section 92A.300 to Section 92A.500 — Dissenters’ Rights Provisions.

(g)	None.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: July 29, 2014

ASIA GREEN FOOD ENTERPRISE LIMITED

By:	/s/ Zhan Youdai
Name:	ZhanYoudai
Title:	Director

AGF INDUSTRIAL LIMITED

By:	/s/ Zhan Youdai
Name:	Zhan Youdai
Title:	Director

ZHAN YOUDAI

/s/ Zhan Youdai

CID GREATER CHINA VENTURE CAPITAL FUND III, L.P

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

CAI JIANXUAN

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

AMPLE GOLD INTERNATIONAL LTD.

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

LI HOI YEUNG

By:	/s/ Alex Chin
Name:	Alex Chin
Attorney-in-fact

HUANG SHUNMIAN

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

WONG KA WA

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

JADE LANE GROUP LIMITED

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

HFG INVESTMENTS, LTD.

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

VALUE PARTNERS HEDGE MASTER FUND LIMITED

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

HALTER FINANCIAL INVESTMENTS, L.P.

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

YING WONG

By:	By: /s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

XU YIHONG

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

HEPING WANG

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

ARTHUR INVESTMENTS ADVISORY CO. LTD.

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

YUANJIA XU

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

WENSI ZHANG

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

DAIWU CHEN

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

HUI DENG

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

HONG HU

By:	/s/ Alex Chin
Name:	Alex Chin
Title:	Attorney-in-fact

HONG ZHANG

By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

ZHANG YIZI

By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

XIANG ZHOU

By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

XI LIANG

By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

JAMES H. GROH

By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HERITAGE MANAGEMENT CONSULTANTS

By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

Schedule I

No.	Contributing Stockholders	Shares of Common Stock of AGAC owned by each Contributing Stockholder prior to the Contribution	Percentage of Common Stock of AGAC owned by each stockholder prior to the contribution to Parent	Ordinary Shares of Parent
1.	Zhan Youdai(4)	22,467,568	61.0%	22,467,568
2.	CID Greater China Venture Capital Fund III, L.P.	3,172,590	8.6%	3,172,590
3.	Cai Jianxuan	1,852,875	5.0%	1,852,875
4.	Ample Gold International Ltd	1,537,675	4.2%	1,537,675
5.	Li Hoi Yeung	1,389,650	3.8%	1,389,650
6.	Huang Shunmian	1,389,650	3.8%	1,389,650
7.	Wong Ka Wa	576,625	1.6%	576,625
8.	Jade Lane Group Limited	519,002	1.4%	519,002
9.	HFG Investments Ltd	515,348	1.4%	515,348
10.	Value Partners Hedge Master Fund Limited	100,000	0.3%	100,000
11.	Halter Financial Investments, L.P.	210,900	0.6%	210,900
12.	Ying Wong	202,445	0.5%	202,445
13.	Xu Yihong	158,645	0.4%	158,645
14.	Heping Wang	63,451	0.2%	63,451
15.	Arthur Investments Advisory Co Ltd	51,530	0.1%	51,530
16.	Yuanjia Xu	50,000	0.1%	50,000
17.	Wensi Zhang	38,750	0.1%	38,750
18.	Daiwu Chen	31,735	0.1%	31,735
19.	Hui Deng	31,725	0.1%	31,725
20.	Hong Hu	31,725	0.1%	31,725
21.	Hong Zhang	12,690	*(5)	12,690
22.	Zhang Yizi	12,690	*(5)	12,690
23.	Xiang Zhou	4,250	*(5)	4,250
24.	Xi Liang	375	*(5)	375
25.	James H. Groh	1,381	*(5)	1,382
26.	Heritage Management Consultants	31,200	0.1%	31,200
27.	Asia Green Food Enterprise Limited(2)	34,454,475	93.6%
28.	AGF Industrial Limited(2)	34,454,475	93.6%
	Total	34,454,475		34,454,475

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.
(2)

Each Filing Person may be deemed to beneficially own common stock of the Issuer beneficially owned by the other Filing Persons pursuant to (i) the contribution agreement between Asia Green Food Enterprise Limited (“Parent”) and certain stockholders of the Issuer, dated June 19, 2014 (“Contribution Agreement”), filed as Exhibit 7.02, to a Schedule 13D, filed on June 25, 2014, and (ii) the contribution agreement between Parent and AGF Industrial Limited (“New AGAC”), dated June 19, 2014, filed as Exhibit (d)(1) to this Schedule 13E3. Pursuant to the Contribution Agreement, Parent may be deemed to have the shared power to dispose or direct the disposition of 34,454,475 shares of the common stock of the Issuer. Pursuant to the contribution agreement between Parent and New AGAC, New AGAC may be deemed to have the shared power to dispose or direct the disposition of 34,454,475 shares of common stock of the Issuer. The Filing Persons collectively own 34,454,475 shares of the Issuer’s common stock.

(3)

Percentage of beneficial ownership of each Filing Person is based on 36,823,626 shares of the Company’s common stock outstanding as of May 13, 2014, as reported on the Company’s Quarterly Report filed on Form 10-Q on May 20, 2014.

(4)

Mr. Youdai Zhan directly holds and has the sole voting and dispositive power over 22,467,568 shares of common stock of the Issuer, representing approximately 61.0% of the outstanding common stock of the Issuer. Mr. Zhan is also the sole director of Parent. Parent formed New AGAC for purposes of effectuating the merger. Mr. Zhan is also the president and a director of New AGAC. The Filing Persons, other than New AGAC, are the deemed beneficial holders, in the aggregate, of 100% of the equity interest in New AGAC.

(5)	Represents an ownership of less than 0.1%.